SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2022

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1

SUPPLEMENTAL CIRCULAR - (1) PROPOSED ADOPTION OF THE RESTRICTED A SHARE INCENTIVE SCHEME; (2) CONNECTED TRANSACTION - GRANT OF RESTRICTED A SHARES TO THE CONNECTED PARTICIPANTS UNDER THE INCENTIVE SCHEME; (3) PROPOSED ADOPTION OF THE APPRAISAL MEASURES FOR IMPLEMENTATION OF THE SCHEME; AND (4) PROPOSED GRANT OF AUTHORITY TO THE BOARD TO HANDLE RELEVANT MATTERS RELATING TO THE SCHEME

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 4, 2022	By /s/ Liu Jianping Name: Liu Jianping Title: Chairman

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
(1) PROPOSED ADOPTION OF THE RESTRICTED A SHARE INCENTIVE SCHEME;
(2) CONNECTED TRANSACTION – GRANT OF RESTRICTED A SHARES TO THE CONNECTED PARTICIPANTS UNDER THE INCENTIVE SCHEME;
(3) PROPOSED ADOPTION OF THE APPRAISAL MEASURES FOR IMPLEMENTATION OF THE SCHEME; AND
(4) PROPOSED GRANT OF AUTHORITY TO THE BOARD TO HANDLE RELEVANT MATTERS RELATING TO THE SCHEME

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

建泉融資有限公司
VBG Capital Limited

This supplemental circular should be read together with the circular of the EGM and the H Shareholders Class Meeting and the notice of the EGM and the H Shareholders Class Meeting dated 28 January 2022.

A letter from the Board containing information on, among other things, (1) the proposed adoption of the Restricted A Share Incentive Scheme; (2) the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme; (3) the proposed adoption of the Appraisal Measures for implementation of the Scheme; and (4) the proposed grant of authority to the Board to handle the relevant matters in relating to the Scheme is set out on pages 1 to 46 of this supplemental circular.

A letter from the Independent Board Committee, containing its recommendation to the Independent Shareholders in respect of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme is set out on pages 47 to 48 of this supplemental circular.

A letter from VBG Capital, containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme is set out on pages 49 to 61 of this supplemental circular.

7 March 2022

* *For identification purposes only*

CONTENTS

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the RMB denominated ordinary share(s) issued by the Company and subscribed for in RMB, which are listed on the SSE;
"A Shareholder(s)"	holder(s) of A Shares;
"A Shareholders Class Meeting"	the 2022 first class meeting of the A Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC in the afternoon of Tuesday, 22 March 2022 immediately following the conclusion of the EGM or any adjournment thereof which will be held at the same place on the same date;
"Administrative Measures"	the Measures for the Administration of Equity Incentives of Listed Companies* (《上市公司股權激勵管理辦法》);
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each depository share representing 25 H Shares;
"Appraisal Measures"	the Appraisal Management Measures for the Implementation of the 2021 Restricted Share Incentive Scheme of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司2021年限制性股票激勵計劃實施考核管理辦法》);
"Articles of Association"	the articles of association of the Company;
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Board"	the board of directors of the Company;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 32.16% of the total issued share capital of the Company as at the Latest Practicable Date;

"Circular No. 171"	the Notice on Issues concerning Regulating the Implementation of Equity Incentive System by the State-owned Listed Companies* (《關於規範國有控股上市公司實施股權激勵制度有關問題的通知》);
"Circular No. 178"	the Notice on the Issuance of the Guidelines on the Implementation of Equity Incentives for Listed Companies Controlled by Central Enterprises* (《關於印發<中央企業控股上市公司實施股權激勵工作指引>的通知》);
"Class Meetings"	the A Shareholders Class Meeting and the H Shareholders Class Meeting;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the SSE, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"Company Law"	the Company Law of the People's Republic of China;
"Connected Participant(s)"	the Participant(s) who is/are connected person(s) of the Company;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"CSRC"	China Securities Regulatory Commission;
"Depository and Clearing Company"	Shanghai Branch of China Securities Depository and Clearing Corporation Limited;
"Director(s)"	the director(s) of the Company;
"EGM"	the 2022 first extraordinary general meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2 p.m. on Tuesday, 22 March 2022;
"First Grant"	the proposed grant of 131 million Restricted A Shares to the Participants under the Incentive Scheme;

"Grant"	the proposed grant of not more than 141 million Restricted A Shares to the Participants under the Incentive Scheme;
"Grant Date"	the date on which the Company grants the Restricted A Shares to the Participants, which shall be a trading day;
"Grant Price"	the price of each Restricted A Share to be granted to the Participants;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"H Shareholders Class Meeting"	the 2022 first class meeting of the H Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC in the afternoon of Tuesday, 22 March 2022 immediately following the conclusion of the EGM and the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent board committee comprising all independent non-executive Directors to be formed for the purpose of advising the Independent Shareholders in relation to the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme;

"Independent Financial Adviser" or "VBG Capital"	VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, among other things, the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme;
"Independent Shareholder(s)"	the Shareholder(s) (other than the Connected Participants and its associates) who are not required to abstain from voting on the resolution to be proposed at the EGM to approve the grant of Restricted A Shares to the Connected Participants pursuant to the Incentive Scheme;
"Latest Practicable Date"	1 March 2022, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its publication;
"Lock-up Period(s)"	the period(s) during which the Restricted Shares to be granted to the Participants under the Incentive Scheme shall not be transferred, pledged or used for repayment of debt;
"Participant(s)"	the director(s), senior and middle-level management and other core technical (business) backbone who will be granted the Restricted Shares under the Scheme;
"PRC"	the People's Republic of China;
"Restricted A Share(s)" or "Restricted Share(s)"	the A Share(s) to be granted to the Participants by the Company according to the conditions and price stipulated in the Incentive Scheme which are subject to the Lock-up Period(s) and can only be unlocked and transferred after satisfaction of the Unlocking Conditions as stipulated in the Incentive Scheme;
"Restricted A Share Incentive Scheme", "Restricted Share Scheme", "Incentive Scheme" or "Scheme"	the 2021 Restricted A Share Incentive Scheme of the Company;

"RMB"	Renminbi, the lawful currency of the PRC;
"Securities Law"	the Securities Law of the People's Republic of China;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Share(s) and H Share(s);
"Shareholder(s)"	A Shareholder(s) and H Shareholder(s);
"Shareholders' General Meetings"	the EGM and the Class Meetings;
"specific mandate"	the specific mandate proposed to be granted to the Board by Shareholders at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting in relation to the issuance of Restricted Shares;
"SSE"	the Shanghai Stock Exchange;
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Supervisor(s)"	the supervisor(s) of the Company;
"Supervisory Committee"	the supervisory committee of the Company;
"Trial Measures"	the Trial Measures on Implementation of Equity Incentive Schemes by State-owned Listed Companies (Domestic)* (《國有控股上市公司(境內)實施股權激勵試行辦法》);
"Unlocking Condition(s)"	the condition(s) prescribed in the Scheme which have to be satisfied to unlock the Restricted Shares granted to the Participants;
"Unlocking Date"	the date of unlocking of Restricted Shares after the Unlocking Conditions are satisfied;
"Unlocking Period(s)"	the period(s) during which the Restricted Shares held by the Participants can be unlocked and transferred after all the Unlocking Conditions prescribed under the Scheme are satisfied;

"validity period"	the period from the date of completion of registration of the Restricted Shares under the First Grant to the date when all the Restricted Shares are unlocked or repurchased, which shall not exceed 72 months in any event; and
"%"	per cent.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Liu Jianping *(Chairman)*
Mr. Zhu Runzhou
Mr. Ou Xiaowu
Mr. Jiang Tao

Non-executive Directors:
Mr. Zhang Jilong
Mr. Wang Jun

Independent Non-executive Directors:
Mr. Qiu Guanzhou
Mr. Yu Jinsong
Ms. Chan Yuen Sau Kelly

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Room 4501
Far East Finance Centre
No. 16 Harcourt Road
Admiralty
Hong Kong

7 March 2022

To the Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
(1) PROPOSED ADOPTION OF THE RESTRICTED A SHARE INCENTIVE SCHEME;
(2) CONNECTED TRANSACTION – GRANT OF RESTRICTED A SHARES TO THE CONNECTED PARTICIPANTS UNDER THE INCENTIVE SCHEME;
(3) PROPOSED ADOPTION OF THE APPRAISAL MEASURES FOR IMPLEMENTATION OF THE SCHEME; AND
(4) PROPOSED GRANT OF AUTHORITY TO THE BOARD TO HANDLE RELEVANT MATTERS RELATING TO THE SCHEME

I. INTRODUCTION

References are made to the announcements of the Company dated 21 December 2021 and 22 December 2021 and the circular dated 28 January 2022, in relation to, among others, the resolutions to be proposed at the EGM and the H Shareholders Class Meeting for consideration and approval.

The purpose of this supplemental circular is to provide you with all reasonably necessary information in relation to, among others, (1) the proposed adoption of the Restricted A Share Incentive Scheme; (2) the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme; (3) the proposed adoption of the Appraisal Measures for implementation of the Scheme; and (4) the proposed grant of authority to the Board to handle the relevant matters relating to the Scheme, so as to enable you to make informed decisions on whether to vote for or against the resolutions to be proposed at the EGM and the H Shareholders Class Meeting.

II. PROPOSED ADOPTION OF THE RESTRICTED A SHARE INCENTIVE SCHEME

On 21 December 2021, the Board resolved to propose to adopt the Restricted A Share Incentive Scheme. The Incentive Scheme is subject to approval by the Shareholders through the way of specific mandate at the EGM and the Class Meetings.

According to the requirements of the state-owned assets supervision and administration authorities and in conjunction with the provision of Article I of Chapter XVI of 2021 Restricted Share Incentive Scheme (Draft) of Aluminum Corporation of China Limited, the Company has specified the content of Article II of Chapter VIII "If the Unlocking Conditions for the current period are not fulfilled due to the failure of the performance appraisal at Company level or at individual level, the corresponding Restricted Shares shall not be unlocked or deferred to the next period and shall be repurchased by the Company at the Grant Price." in 2021 Restricted Share Incentive Scheme (Draft) of Aluminum Corporation of China Limited in Appendix I to this supplemental circular to read clearly as follows: "If the Unlocking Conditions for the current period are not fulfilled due to the failure of the performance appraisal at Company level or at individual level, the corresponding Restricted Shares shall not be unlocked or deferred to the next period and shall be repurchased by the Company at the lower of Grant Price and stock market price (average trading price of the underlying shares of the Company for the last 1 trading day immediately preceding the announcement of the Board resolution on the consideration of the repurchase) at the time of the repurchase." And it also has specified the content of Article IV of Charter XIII "Where a Participant terminates the labor contract due to the expiration of the labor contract, or terminates the labor contract on his/her own initiative, the Restricted Shares which have been granted and not unlocked of such Participant shall be repurchased by the Company at the Grant Price." to read

clearly as follows: "Where a Participant terminates the labor contract due to the expiration of the labor contract, or terminates the labor contract on his/her own initiative, the Restricted Shares which have been granted and not unlocked of such Participant shall be repurchased by the Company at the lower of Grant Price and stock market price (average trading price of the underlying shares of the Company for the last 1 trading day immediately preceding the announcement of the Board resolution on the consideration of the repurchase) at the time of the repurchase." The aforesaid specified contents are in compliance with the regulations on state-owned assets supervision and administration and are beneficial to improving the binding effect of the Incentive Scheme and in the interests of the Company and Shareholders as a whole.

The full text of the Incentive Scheme is set out in Appendix I to this supplemental circular.

(I) Purpose of Implementing the Incentive Scheme

In order to further improve the corporate governance structure, establish and improve a sustained and stable incentive and restraint mechanism, bring sustained returns to Shareholders, build a community of shared interests among Shareholders, the Company and employees, fully mobilize the enthusiasm of core employees, support the realization of the Company's strategy and long-term steady development, attract, retain and motivate excellent talents, and advocate the concept of common sustainable development of the Company and employees, the Company has formulated the Incentive Scheme in accordance with the Company Law, Securities Law, Trial Measures, Circular No. 171, Circular No. 178, Administrative Measures and other relevant laws, regulations, regulatory documents, as well as the relevant provisions of the Articles of Association.

(II) Form of Equity Incentives and Source of Underlying Shares

The Scheme uses Restricted Shares as incentive tools, and the source of the underlying shares is the ordinary A Shares of Aluminum Corporation of China Limited to be issued by the Company to the Participants under the specific mandate.

(III) Number of the Restricted Shares to be Granted

The total number of Restricted Shares proposed to be granted under the Scheme shall not exceed 141,000,000 Shares, accounting for approximately 0.83% of the Company's total share capital of 17,022,672,951 Shares as at the date of the announcement of the Scheme (draft). Specifically, 131,000,000 Shares are proposed to be granted under the First Grant, accounting for 92.91% of the total equity of the Grant, and approximately 0.77% of the total share capital of the Company as at the date of the announcement of the Scheme (draft); 10,000,000 Shares are reserved to be granted, accounting for 7.09% of the total equity of the Grant, and approximately 0.06% of the total share capital of the Company as at the date of the announcement of the Scheme (draft).

The number of Restricted Shares to be granted to any one of the Participants under the Scheme does not exceed 1% of the total share capital of the Company prior to the submission of the Scheme to the Shareholders' General Meetings for consideration. The total number of the underlying shares of the Company involved in the Restricted Shares granted under the Scheme and other effective equity incentive schemes of the Company does not exceed 10% of the total share capital of the Company prior to the submission of the Scheme to the Shareholders' General Meetings for consideration.

During the period from the date of the announcement of the Scheme to the completion of registration of the Restricted Shares of the Participants, in case of any conversion of capital reserve into share capital, bonus issue, share split or share consolidation or rights issue made by the Company, the number of Restricted Shares to be granted shall be adjusted accordingly under the Incentive Scheme.

(IV) Determination Basis and Scope of the Participants and Allocation of the Restricted Shares

1. Basis for determining the Participants

Legal basis: The Participants of the Scheme are determined in accordance with the relevant provisions of the Company Law, Securities Law, Administrative Measures, Trial Measures as well as other relevant laws, regulations, regulatory documents and the Articles of Association, the actual situation of the Company taken into account.

Functional basis: The Participants under the Scheme are the incumbent directors, senior and middle-level management, core technical (business) backbone upon the implementation of the Scheme.

2. *Scope of the Participants*

The Participants in the First Grant include directors, senior and middle-level management and other core technical (business) backbone, with a total number of not more than 1,192 persons. All the Participants shall have the labor or employment relationship with the Company or its subsidiaries.

In respect of the abovementioned Participants, any such director and senior management must have been appointed by the Board of the Company.

The Participants under the Scheme do not include the independent non-executive Directors, external Directors, the Supervisors and any Shareholder or actual controller, whether jointly or individually, holding more than 5% of the Shares of the Company, or their respective spouses, parents and children. All Participants of the Scheme cannot participate in the share incentive schemes of other listed companies at the same time and those who have already participated in the share incentive schemes of any other listed companies must not participate in the Scheme.

The Participants for the reserved portion to be granted shall be determined within 12 months from the date on which the Scheme is considered and approved at the Shareholders' General Meetings. Following the proposals from the Board, issue of clear opinions by the independent non-executive Directors and the Supervisory Committee as well as issue of professional opinions and legal opinions by the legal advisers, the Company shall promptly and accurately disclose the relevant information on such Participants on the designated website pursuant to the relevant requirements. The reserved Grant shall become invalid where the Participants for the reserved Grant are not determined after 12 months from the aforesaid date. The basis for determining the Participants of the reserved Grant shall be ascertained with reference to the basis of the First Grant.

3. Allocation of the Restricted Shares

The allocation of the Restricted Shares to be granted under the Incentive Scheme among all the Participants is set out in the table below:

Name	Position(s)	Number of the Restricted Shares to be granted *(0,000 Shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company as at the date of the announcement of the Scheme
Zhu Runzhou	Director, President	27	0.19%	0.0016%
Ou Xiaowu	Director	25	0.18%	0.0015%
Wang Jun	Chief Financial Officer, Secretary to the Board	25	0.18%	0.0015%
Wu Maosen	Vice President	26	0.18%	0.0015%
Jiang Tao	Director, Vice President	23	0.16%	0.0014%
Middle-level management, core technical (business) backbone (no more than 1,187 persons)		12,974	92.01%	0.7622%
First Grant in total (no more than 1,192 persons)		13,100	92.91%	0.77%
Reserved portion		1,000	7.09%	0.06%
Total		**14,100**	**100.00%**	**0.83%**

Note: Any discrepancies between totals and sums of figures listed in the above table are due to rounding.

(V) Grant Price and Basis of Determining the Grant Price of the Restricted Shares

1. Price of First Grant

The price of the Restricted Shares under the First Grant shall be RMB3.08 per share. Upon fulfilment of the grant conditions, each Participant is entitled to purchase the ordinary Restricted A Shares newly issued by the Company to the Participants at the price of RMB3.08 per share.

2. Basis for determination of the price of the First Grant

The date of determining the price of the Restricted Shares under the First Grant is the date of the publication of the Scheme. The Grant Price must not be lower than the nominal value of the Share, and must not be lower than the higher of:

(1) 50% of the average trading price of the A Shares of the Company on the last trading day immediately preceding the date of the publication of the Scheme, which is RMB3.08 per share;

(2) 50% of the average trading price of the A Shares of the Company on the last 20 trading days immediately preceding the date of the publication of the Scheme, which is RMB2.98 per share.

3. Methods of determining the Grant Price of the reserved Restricted Shares

Prior to each grant of reserved Restricted Shares, a Board meeting shall be convened to consider and approve the relevant proposal and details relating to the Grant shall be announced accordingly. The Grant Price of the reserved Restricted Shares shall not be lower than the nominal value of the Shares, and shall not be lower than 50% of the higher of:

(1) the average trading price of the Company's A Shares on the trading day preceding the date of announcement of the Board's resolution regarding the grant of the reserved Restricted Shares;

(2) any one of the average trading prices of the Company's A Shares in the last 20, 60 or 120 trading days preceding the date of announcement of the Board's resolution regarding the grant of the reserved Restricted Shares. The Board is entitled to select one of the average trading prices of the Company's A Shares as mentioned above at its discretion.

(VI) Timing of the Incentive Scheme

1. Validity period

The validity period of the Scheme under the First Grant is from the date of registration of the Restricted Shares to the date when all the Restricted Shares which have been granted to the Participants are unlocked or repurchased, and shall not exceed 72 months in any event.

2. Grant Date

The Grant Date shall be a trading day and shall be determined by the Board upon the consideration and approval of the Scheme at the Shareholders' General Meetings, A Shareholders Class Meeting and H Shareholders Class Meeting. Within 60 days from the date of approval of the Scheme at the Shareholders' General Meetings, A Shareholders Class Meeting and H Shareholders Class Meeting and the fulfillment of the conditions of the Grant, the Company shall convene a Board meeting to make the grant to the Participants of the Grant in accordance with the relevant regulations and complete the announcement, registration and other relevant procedures. If the Company fails to complete the aforesaid tasks within 60 days, the Incentive Scheme shall be terminated and the ungranted Restricted Shares shall lapse. The reserved portion shall be granted within 12 months after the approval of the Scheme at the Shareholders' General Meetings.

The Company may not grant Restricted Shares to Participants during the following periods:

(1) 30 days prior to the publication of periodic reports of the Company. Where there is a delay in publishing such reports due to special circumstances, the period shall be 30 days prior to the original date of publication to the day before the actual date of publication;

(2) 10 days prior to the publication of the Company's estimated operating results announcements or preliminary performance results announcements;

(3) the period from the date of occurrence of any significant event which may have a material impact on the trading prices of the Company's Shares and their derivatives or the date on which the relevant decision-making procedures begin, to the second trading day after disclosure is made in accordance with laws;

(4) other periods as stipulated by the CSRC and SSE.

The abovementioned periods within which the Company is restricted from granting the Restricted Share are excluded from the 60-day limit.

The Company will also comply with the relevant requirements of the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Hong Kong Listing Rules when granting Restricted Shares to the Directors.

3. *Lock-up Periods*

The Lock-up Period shall be 24 months from the completion date of registration of the grant of Restricted Shares to the Participants. During the Lock-up Period, the Restricted Shares granted to the Participants under the Scheme shall be locked and shall not be transferred or assigned or used as guarantee or for repayment of debts. The Shares obtained by the Participants due to the grant of the Restricted Shares not yet unlocked to them arising from capitalization issue, bonus issue, share split, etc. shall be subject to locking in accordance with the Scheme. Upon unlocking, the Company shall proceed with the unlocking for the Participants who satisfy Unlocking Conditions, and the Restricted Shares held by the Participants who do not satisfy the Unlocking Conditions shall be repurchased by the Company.

4. *Unlocking arrangement*

The Unlocking Periods of the Restricted Shares to be granted under the First Grant and the reserved Grant of the Scheme and the arrangement for each Unlocking Period are set out in the table below:

Arrangement of unlocking	Unlocking Period	Percentage of the number of Restricted Shares to be unlocked to the number of the Restricted Shares granted
The First Unlocking Period for the First Grant and the reserved Grant	Commencing from the first trading day after expiry of the 24-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 36-month period from the date of completion of registration of such grant	40%

The Second Unlocking Period for the First Grant and the reserved Grant	Commencing from the first trading day after expiry of the 36-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 48-month period from the date of completion of registration of such grant	30%
The Third Unlocking Period for the First Grant and the reserved Grant	Commencing from the first trading day after expiry of the 48-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 60-month period from the date of completion of registration of such grant	30%

5. Black-out periods

The provisions for black-out periods under the Scheme shall be implemented in accordance with the provisions of the Company Law, Securities Law and other relevant laws, regulations and regulatory documents and the Articles of Association. Details of which are set out below:

(1) If a Participant is a Director or a member of senior management of the Company, the number of Shares that may be transferred each year during the term of office of the Participant shall not exceed 25% of the total number of Shares held by such Participant. No Shares shall be transferred within the six months after the Participant has left his or her office.

(2) When unlocking the last batch of the Restricted Shares under the Scheme, 20% of the total number of the Restricted Shares granted to Participants who are senior management members of the Company are subject to lock-up until expiry of their term of office (or employment), and subject to appraisal on their performance as senior management members during their term of office or the audited results of economic responsibility to confirm whether the unlocking can be implemented. If the term of office of the Participant who is a member of the senior management is yet to expire upon the expiry of the validity period of the Scheme, the Unlocking Conditions shall be determined with reference to his/her appraisal results of the year on which the validity period expires, and such Participant shall be unlocked within the validity period.

(3) If a Participant is a Director or a member of senior management of the Company and sells any Shares which were purchased within the last six months, or purchases Shares in the six months following a disposal, all gains arising therefrom shall belong to the Company and be recovered by the Board.

(4) If, during the validity period of the Scheme, there is any change in the provisions of the Company Law, Securities Law and other relevant laws, regulations and regulatory documents and the Articles of Association regarding transfer of the Shares held by a Director or a member of senior management of the Company, the relevant Participants shall comply with the relevant amended provisions of the Company Law, Securities Law and other relevant laws, regulations and regulatory documents and the Articles of Association prevailing at the time of share transfer.

(VII) The Grant and Unlocking Conditions of the Incentive Scheme

1. Conditions of the Grant

The Company shall grant the Restricted Shares to the Participants in accordance with the Scheme upon satisfaction of all of the following conditions:

(1) There is no occurrence of any of the following on the part of the Company:

(a) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's financial accounting report for the most recent accounting year;

(b) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's internal control over financial reporting for the most recent accounting year;

(c) failure to carry out profit distribution in accordance with the laws and regulations, the Articles of Association or public undertakings during the last 36 months after listing;

(d) prohibition from implementation of any equity incentive scheme by applicable laws and regulations;

(e) any other circumstances as prescribed by the CSRC.

(2) A Participant shall not be a person who:

(a) has been deemed as an inappropriate candidate by the SSE in the last 12 months;

(b) has been deemed as an inappropriate candidate by the CSRC or any of its dispatch agencies in the last 12 months;

(c) has been imposed with administrative penalties or a ban from entry into the securities market by the CSRC or any of its dispatch agencies due to material breach of laws and regulations in the last 12 months;

(d) is prohibited from acting as a director or a member of the senior management of a company under the Company Law;

(e) is not allowed to participate in any equity incentive scheme of a listed company under laws and regulations;

(f) falls under any other circumstances as prescribed by the CSRC.

(3) The Company is deemed to have achieved the performance appraisal criteria if all of the following conditions are satisfied:

The EOE of the Company for 2020 shall not be lower than 25% as well as the 50 percentile of the benchmarking enterprises. On the basis of the operating results for 2019, the growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2020 of the Company shall not be lower than 34.50% as well as the 50 percentile of the benchmarking enterprises. The ΔEVA of the Company for 2020 is positive.

If the Company fails to meet the conditions of the Grant, no Restricted Share shall be granted according to the Scheme by the Company in the current period; if the Participants fail to meet the conditions of the Grant, no Restricted Share shall be granted to Participants according to the Scheme by the Company in the current period.

The Company confirms that it has fulfilled all the performance appraisal conditions mentioned above.

2. Unlocking Conditions

Within the Unlocking Periods, the Company shall unlock the Restricted Shares according to the Scheme only when all of the following conditions are satisfied:

(1) There is no occurrence of any of the following on the part of the Company:

(a) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's financial accounting report for the most recent accounting year;

(b) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's internal control over financial reporting for the most recent accounting year;

(c) failure to carry out profit distribution in accordance with the laws and regulations, the Articles of Association or public undertakings during the last 36 months after listing;

(d) prohibition from implementation of any equity incentive scheme by applicable laws and regulations;

(e) other circumstances as prescribed by the CSRC.

(2) *A Participant shall not be a person who:*

(a) has been deemed as an inappropriate candidate by the SSE in the last 12 months;

(b) has been deemed as an inappropriate candidate by the CSRC or any of its dispatch agencies in the last 12 months;

(c) has been imposed with administrative penalties or a ban from entry into the securities market by the CSRC or any of its dispatch agencies due to material breach of laws and regulations in the last 12 months;

(d) is prohibited from acting as a director or a member of the senior management of a company under the Company Law;

(e) is not allowed to participate in any equity incentive scheme of a listed company under laws and regulations;

(f) falls under any other circumstances as prescribed by the CSRC.

In case of occurrence of any of the circumstances as stipulated in paragraph (1) above to the Company, all the Restricted Shares that have been granted to the Participants but not yet unlocked under the Scheme shall be repurchased by the Company in accordance with regulations; in case of occurrence of any of the circumstances as stipulated in paragraph (2) to a Participant, the Restricted Shares that have been granted to such Participant but not yet unlocked under the Scheme shall be repurchased by the Company in accordance with regulations.

(3) Performance appraisal requirements of the Company

The Restricted Shares granted in the Scheme shall be appraised on performance and unlocked on a yearly basis during the three accounting years of the Unlocking Periods (2022–2024) to achieve the performance appraisal targets, which shall be regarded as the Unlocking Conditions of the Participants.

(a) The performance appraisal for unlocking the Restricted Shares granted under the First Grant and the reserved Grant under the Scheme is shown in the following table:

Unlocking Period	Performance appraisal targets
The First Unlocking Period for the Restricted Shares granted under the First Grant and the reserved Grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2022 of the Company shall not be lower than 110% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2022 shall not be less than 28% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2022;
The Second Unlocking Period for the Restricted Shares granted under the First Grant and the reserved Grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2023 of the Company shall not be lower than 75% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2023 shall not be less than 28.5% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2023;

The Third Unlocking Period for the Restricted Shares granted under the First Grant and the reserved Grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2024 of the Company shall not be lower than 60% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2024 shall not be less than 29% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2024;

Notes:

① EOE = EBITDA/average net assets, wherein EBITDA stands for net profit before deducting income tax, interest expenses, depreciation and amortization; the average net assets are the arithmetic mean of the sum of opening and closing owners' equity attributable to shareholders of the parent.

② In calculating the EOE indicator, the impact of changes in the measurement method for fair value of the assets held by the Company on the net assets should be eliminated. During the validity period of the Incentive Scheme, in the case of financing through issuance of shares, the acquisition of assets through issuance of shares, the conversion of convertible bonds and other events, the newly added net assets and the profits generated by these net assets shall not be included in the appraisal calculation scope.

③ In the case that the net profit of benchmarking enterprises of the Company falls more than 30% year-on-year on average each unlocking appraisal year, the net profit growth rate attributable to owners of the parent after deduction of non-recurring profits and losses and net asset cash return of the Company are not less than the 80 percentile of the benchmarking enterprises or 1.5 times the industry average level in the current year, the indicator is deemed to be qualified.

(b) Selection of benchmarking enterprises for granting and unlocking

The Company selected comparable listed companies with high relevance to the existing and future product types and applications of the Company's principal business as benchmarking samples. A total of 15 companies were selected and the benchmarking enterprises are as follows:

Stock code	Stock abbreviation	Stock code	Stock abbreviation
000060.SZ	Zhongjin Lingnan	002460.SZ	Ganfeng Lithium
000630.SZ	Tongling Nonferrous Metals	002532.SZ	Tianshan Aluminum
000807.SZ	Yunnan Aluminum	600111.SH	Northern Rare Earth
000878.SZ	Yunnan Copper	600219.SH	Nanshan Aluminum
000933.SZ	Shenhuo Group	600362.SH	Jiangxi Copper
000960.SZ	Yunnan Tin	601212.SH	Baiyin Nonferrous
002203.SZ	Hailiang Holdings	603799.SH	Huayou Cobalt
01378.HK	China Hongqiao		

If there are significant changes in the principal business of or extreme values with significant deviation in the benchmarking enterprises samples during the annual appraisal, the Board will remove or replace the samples in the year-end appraisal.

(4) Appraisal of Participants at individual level

The individual appraisal of the Participants shall be conducted annually in accordance with the Appraisal Management Measures for the Implementation of the 2021 Incentive Scheme for Restricted Shares of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司2021年限制性股票激勵計劃實施考核管理辦法》) and the appraisal results (S) are divided into three levels. The percentage of unlocking of the Restricted Shares for the year shall be determined in accordance with individuals' performance evaluation results. The individuals' actual unlocking limit for the current year = standard coefficient × limit planned to be unlocked by individuals in the current year. Special circumstances in the appraisal of the individual shall be decided by the Board. Details are as follows:

Appraisal results (S)	S≥80	80>S≥70	S<70
Standard coefficient	1.0	0.9	0

If the Unlocking Conditions for the current period are not fulfilled due to the failure of the performance appraisal at Company level or at individual level, the corresponding Restricted Shares shall not be unlocked or deferred to the next period and shall be repurchased by the Company at the lower of Grant Price and stock market price (average trading price of the underlying shares of the Company for the last 1 trading day immediately preceding the announcement of the Board resolution on the consideration of the repurchase) at the time of the repurchase.

(5) Scientificity and reasonableness of the appraisal indicators

The appraisal indicators for the Incentive Scheme are divided into two levels, i.e. performance appraisal at company level and performance appraisal at individual level.

The Company has selected compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses, EOE and EVA as the performance appraisal indicators at company level. The above indicators are the core financial indicators of the Company, reflecting the growth, profitability and revenue quality of the Company respectively. After a reasonable forecast and taking into account the incentive effect of the Incentive Scheme, the Company has set reasonable performance appraisal targets for the Incentive Scheme. The setting of performance targets for the Incentive Scheme is challenging on the basis of ensuring the feasibility of the Incentive Scheme, and can realize the principle of "incentive and constraint equivalence". In addition

to the performance appraisal at company level, the Company has established a strict performance appraisal system for individuals, which comprehensively evaluates the performance of the Participants in an accurate and all-round manner. The Company will determine whether the Participants meet the Unlocking Conditions based on their performance appraisal results.

In conclusion, the appraisal system for the Incentive Scheme is all-round, comprehensive and operable, and the appraisal indicators are scientific and reasonable, which are binding on the Participants and are capable of serving the goal of appraisal of the Incentive Scheme.

(VIII) Methods of and Procedures for Adjusting the Incentive Scheme

1. Methods of adjusting the number of the Restricted Shares

During the period from the date of the announcement of the Scheme to the completion of registration of the Restricted Shares held by the Participants, in case of any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation made by the Company, the number of Restricted Shares shall be adjusted accordingly. The adjustment methods are set out below:

(1) Conversion of capital reserve into share capital, bonus issue and share split

$$Q = Q_0 \times (1 + n)$$

Where: Q_0 represents the number of the Restricted Shares before the adjustment; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split (i.e. increase in the number of Shares for each Share held upon conversion of capital reserve into share capital, bonus issue or share split); Q represents the number of the Restricted Shares after the adjustment.

(2) Rights issue

$$Q = Q_0 \times P_1 \times (1 + n) \div (P_1 + P_2 \times n)$$

Where: Q_0 represents the number of the Restricted Shares before the adjustment; P_1 represents the closing price on the date of share registration; P_2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of Shares issued under the rights issue to the Company's total share capital before the rights issue); Q represents the number of the Restricted Shares after the adjustment.

(3) Share consolidation

$Q = Q_0 \times n$

Where: Q_0 represents the number of the Restricted Shares before the adjustment; n represents the share consolidation ratio (i.e., 1 Share will be consolidated into n Shares); Q represents the number of the Restricted Shares after the adjustment.

(4) Dividend distribution and issuance of new Shares

In case of dividend distribution or issuance of new Shares, the number of the Restricted Shares shall not be adjusted.

2. Methods of adjusting the Grant Price

During the period from the date of the announcement of the Scheme to the completion of registration of the Restricted Shares held by the Participants, in case of any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, dividend distribution made by the Company, the Grant Price of the Restricted Shares shall be adjusted accordingly. The adjustment methods are set out below:

(1) Conversion of capital reserve into share capital, bonus issue and share split

$P = P_0 \div (1 + n)$

Where: P_0 represents the Grant Price before the adjustment; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split; P represents the Grant Price after the adjustment.

(2) Rights issue

$P = P_0 \times (P_1 + P_2 \times n) \div [P_1 \times (1 + n)]$

Where: P_0 represents the Grant Price before the adjustment; P_1 represents the closing price on the date of share registration; P_2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of Shares issued under the rights issue to the Company's total share capital before the rights issue); P represents the Grant Price after the adjustment.

(3) *Share consolidation*

$P = P_0 \div n$

Where: P_0 represents the Grant Price before the adjustment; n represents the share consolidation ratio (i.e., 1 Share will be consolidated into n Shares); P represents the Grant Price after the adjustment.

(4) *Dividend distribution*

$P = P_0 - V$

Where: P_0 represents the Grant Price before the adjustment; V represents the dividend per Share; P represents the Grant Price after the adjustment. P shall remain greater than 1 after the adjustment for dividend distribution. For avoidance of doubt, if P is smaller than or equals 1 after the adjustment for dividend distribution, P shall be 1.

(5) *Issuance of new Shares*

In case of issuance of new Shares, the price of the Restricted Shares shall not be adjusted.

3. Adjustment procedures for the Incentive Scheme

(1) The Company's Shareholders' General Meetings authorize the Board to adjust the number of Restricted Shares and the Grant Price based on the reasons set forth. After the Board adjusts the number of Restricted Shares and the Grant Price in accordance with the above provisions, it shall promptly announce and notify the Participants.

(2) If there is a need to adjust the number of Restricted Shares, the Grant Price or other terms for other reasons, such adjustment shall be considered by the Board and then re-reported to the shareholders' general meeting, A Shareholders class meeting and H Shareholders class meeting for consideration and approval.

(3) The Company shall engage a legal adviser to provide professional opinion to the Board on whether such adjustments are in compliance with the provisions of the relevant documents of the CSRC or the relevant regulatory authorities, the Articles of Association and the Incentive Scheme.

(IX) Procedures for Implementation of the Incentive Scheme

1. Procedures to take effect

(1) The remuneration committee under the Board is responsible for preparing the Restricted Share Incentive Scheme and submitting it to the Board for consideration;

The Board shall arrive at a resolution on the Scheme in accordance with the laws. When the Board considers the Scheme, any Director who is also a Participant or has a related-party relationship with any Participant shall abstain from voting.

(2) The independent non-executive Directors and the Supervisory Committee shall issue opinions in respect of whether the Scheme is beneficial to the Company's sustainable development and whether there is any apparent prejudice to the interests of the Company and all Shareholders. A legal opinion on the Incentive Scheme will be issued by the law firm engaged by the Company and announced at the same time as the Incentive Scheme. The Company will engage an independent financial advisor to give a professional opinion on the feasibility of the Scheme, whether it is beneficial to the Company's sustainable development and whether there is any prejudice to the interests of the Company and the impact on the interests of the Shareholders.

(3) The Scheme shall be submitted to Shareholders' General Meetings, A Shareholders Class Meeting and H Shareholders Class Meeting for consideration and implementation upon the consideration and approval of the Board and following the announcement procedures, and with approval of the competent state-owned assets supervision authorities. In the meantime, authorization from Shareholders' General Meetings will be requested to implement the Grant, unlocking and repurchase.

(4) Before convening the Shareholders' General Meetings, the Company shall publicise a list of the Participants internally for at least 10 days, either on the Company's website or other channels. The Supervisory Committee shall review the list of the Participants and fully consider the feedback received during the publication process. Details regarding the review of the Supervisory Committee on the list of the Participants and the publication shall be disclosed 5 days before the Scheme is considered at the Shareholders' General Meetings.

(5) The Company shall conduct a self-inspection on the trading of the Shares by persons who were privy to insider information during the six months prior to the announcement of the Incentive Scheme to state whether there was any insider trading.

(6) At the time of voting on the Scheme at Shareholders' General Meetings, the independent non-executive Directors shall solicit proxy votes from all Shareholders in respect of the Scheme. The contents of the Incentive Scheme, which have been formulated in accordance with Article 9 of the Administrative Measures, shall be voted at the Shareholders' General Meetings, A Shareholders Class Meeting and H Shareholders Class Meeting, and be approved by more than 2/3 of the voting rights held by the Shareholders attending the meetings. The votes of the Shareholders other than the Directors, the Supervisors and senior management of the Company, as well as the Shareholders individually or collectively holding more than 5% of the Company's Shares shall be counted and disclosed separately.

The Shareholders who are the Participants or who have a related-party relationship with any Participant shall abstain from voting when the Scheme is being considered at the Shareholders' General Meetings.

(7) When the Scheme is considered and approved at the Shareholders' General Meetings, A Shareholders Class Meeting and H Shareholders Class Meeting and the grant conditions stipulated in the Scheme are fulfilled, the Company will grant the Restricted Shares to the Participants within the prescribed time. Upon authorization by the Shareholders' General Meetings, the Board shall be responsible for the implementation of the grant, unlocking and repurchase of the Restricted Shares.

2. Procedures for the grant

(1) Upon approval of the Scheme at the Shareholders' General Meetings, A Shareholders Class Meeting and H Shareholders Class Meeting, the Company shall enter into a Restricted Shares Grant Agreement with the Participants in order to determine the respective rights and obligations of each party;

(2) The remuneration committee of the Board shall be responsible for preparing the grant program for Restricted Shares;

(3) The Board shall consider and approve the grant program for Restricted Shares proposed by the remuneration committee;

(4) Before the Company grants any entitlements to the Participants, the Board shall consider whether the Participants have satisfied the conditions of the grant prescribed in the Scheme and make announcement accordingly. The independent non-executive Directors and the Supervisory Committee shall issue explicit opinions at the same time. The law firm engaged by the Company shall issue legal opinion as to whether the Participants have satisfied the conditions of the grant; the independent financial advisor shall also provide a clear opinion;

(5) The Supervisory Committee shall verify whether the list of Participants for the grant of Restricted Shares corresponds to the Participants specified in the Incentive Scheme approved by the Shareholders' General Meetings;

(6) Upon consideration and approval of the Scheme at the Shareholders' General Meetings, A Shareholders Class Meeting and H Shareholders Class Meeting, the Company shall grant the Restricted Shares to the Participants and complete the announcement and registration procedures within 60 days from the date on which the Scheme is considered and approved at the Shareholders' General Meetings. The Board shall make announcement upon the completion of registration of the Restricted Shares regarding details of the implementation in a timely manner. If the Company fails to complete the abovementioned work within 60 days, the Scheme shall be terminated, in such case the Board shall disclose the reasons of non-completion in a timely manner, and shall not consider an equity incentive scheme within 3 months (according to the provisions of the Administrative Measures, the 60-day period excludes the period in which a listed company is prohibited from granting Restricted Shares);

(7) If the senior management of the Company, as the Participants, has reduced its shareholding in the Company within 6 months prior to the grant of Restricted Shares and there is no trading with insider information after verification, the Company may defer the grant of Restricted Shares to 6 months after the date of the last reduction transaction with reference to the provisions on short term trading under the Securities Law;

(8) The Company shall apply to the SSE prior to the grant of the Restricted Shares. The Depository and Clearing Company shall handle the registration and settlement matters upon the confirmation of the SSE;

(9) After the completion of the registration of the grant of Restricted Shares, the Company shall register the change of registered capital with the registration department for industry and commerce.

3. Procedures for unlocking

(1) Before the unlocking dates, the Company shall confirm whether the Participants have satisfied the Unlocking Conditions. The Board shall consider whether the Unlocking Conditions under the Scheme have been satisfied, and the independent non-executive Directors and the Supervisory Committee shall issue explicit opinions at the same time. The Company's legal adviser shall issue legal opinion as to whether the Unlocking Conditions of the Participants have been satisfied. As to the Participants who have satisfied the Unlocking Conditions, the Company shall handle the unlocking of the Restricted Shares on a uniform basis. For the Participants who have not satisfied the Unlocking Conditions, the corresponding Restricted Shares for the unlocking held by such persons shall be repurchased by the Company. The Company shall announce the details regarding the implementation in a timely manner.

(2) Participants may transfer their unlocked Restricted Shares, whereas the transfer of the Restricted Shares held by the Directors and members of senior management of the Company shall comply with the requirements of the relevant laws, regulations and regulatory documents.

(3) The Company shall apply to the SSE before unlocking the Restricted Shares held by the Participants. The Depository and Clearing Company shall handle the registration and settlement matters upon the confirmation of the SSE.

4. Procedures for amending

(1) Any proposed amendment to the Scheme by the Company prior to consideration of the Scheme at the Shareholders' General Meetings shall be subject to consideration and approval of the Board.

(2) Any proposed amendment to the Scheme by the Company after consideration and approval of the Scheme at the Shareholders' General Meetings shall be subject to consideration and approval at the shareholders' general meetings of the Company (except for matters authorized by the Shareholders' General Meetings to the Board), provided that such amendment shall not:

(a) result in premature unlocking of restriction;

(b) reduce the Grant Price.

(3) The independent non-executive Directors and the Supervisory Committee shall issue independent opinions in respect of whether the amended scheme is beneficial to the Company's sustainable development and whether there is any apparent prejudice to the interests of the Company and all Shareholders.

(4) The law firm engaged by the Company shall issue professional opinion as to whether the amended Scheme is in compliance with the provisions of the Administrative Measures, the relevant laws and regulations, and whether there is any apparent prejudice to the interests of the Company and all Shareholders.

5. Procedures for terminating

(1) Any proposed termination of the Scheme by the Company prior to consideration of the Scheme at the Shareholders' General Meetings shall be subject to consideration and approval of the Board.

(2) Any proposed termination of the Scheme by the Company after consideration and approval of the Scheme at the Shareholders' General Meetings shall be subject to consideration and approval at the shareholders' general meetings of the Company.

(3) The law firm engaged by the Company shall issue professional opinion as to whether the termination of the Scheme is in compliance with the provisions of the Administrative Measures, the relevant laws and regulations, and whether there is any apparent prejudice to the interests of the Company and all Shareholders.

(4) In case of termination of the Scheme, the Company shall repurchase all the Restricted Shares that are not unlocked and deal with the relevant matters in accordance with the Company Law.

(5) The Company shall apply to the SSE before repurchasing the Restricted Shares. The Depository and Clearing Company shall handle the registration and settlement matters upon the confirmation of the SSE.

(6) The Company shall terminate the implementation of the Scheme and shall not review and disclose the equity incentive scheme within 3 months from the date of announcement of the resolution.

(X) Respective Rights and Obligations of the Company and the Participants

1. Rights and obligations of the Company

(1) The Company shall have the right to construe and execute the Scheme and shall appraise the performance of the Participants based on the provisions of the Scheme. If a Participant fails to satisfy the Unlocking Conditions required under the Scheme, the Company shall repurchase the Restricted Shares which have not yet been unlocked of such Participant, in accordance with the principles as prescribed under the Scheme.

(2) If a Participant breaches his/her obligations of loyalty under the Company Law, the Articles of Association and others, or impairs the interests and reputation of the Company due to breach of laws, violation of professional ethics, leak of confidential information of the Company, breach of duty or malfeasance, the Company shall repurchase the Restricted Shares that have not been unlocked; if the breach is serious, the Board of the Company shall have the right to recover all or part of gains derived from the unlocked Restricted Shares.

(3) The Company shall not provide loans or financial assistance in any other forms, including guarantee for loans, to the Participants to obtain the relevant Restricted Shares or unlock under the Scheme.

(4) The Company shall perform its reporting, information disclosure and other obligations under the Restricted Share Scheme in a timely manner in accordance with the relevant requirements.

(5) The Company shall actively assist the Participants who have satisfied the Unlocking Conditions to unlock the selling restrictions in accordance with the relevant requirements of the Scheme, the CSRC, the SSE and the Depository and Clearing Company. However, the Company shall not be responsible for any losses incurred by a Participant in the case that the Restricted Shares are not unlocked as the Participant so wishes by reasons relating to the CSRC, the SSE and the Depository and Clearing Company.

(6) The Company shall withhold and pay the personal income tax and other taxes and fees payable by the Participants according to the relevant provisions of the national tax laws and regulations.

(7) The Company's determination of the Participants of the Scheme does not mean that they have the right to continue to serve the Company, nor does it constitute a commitment by the Company on staff employment duration. The employment relationship between the Company and the employees will remain in compliance with the labor contracts signed with the Participants.

(8) Other relevant rights and obligations as stipulated by laws and regulations.

2. Rights and obligations of the Participants

(1) The Participants shall fulfill the requirements of their positions as expected by the Company, and shall work with diligence and responsibility, strictly observe professional conduct, and make contributions to the development of the Company.

(2) The Participants shall comply with the selling restrictions under the Scheme in respect of the Restricted Shares being granted. Before selling restrictions are unlocked, the Restricted Shares granted to the Participants shall not be transferred, pledged or used for repayment of debt or be entitled to other rights of disposal.

(3) The source of funds for the Participants is their own financing.

(4) Upon completion of registration of transfer by the Depository and Clearing Company, the Restricted Shares granted to the Participants shall enjoy the rights as those conferred on the Shares, including but not limited to the right to dividends and allotment options on such shares. However, if, within the Lock-up Period, the Participants are entitled to Shares arising from bonus issue, conversion of capital reserve into share capital, rights issue to original Shareholders upon issuance of new Shares in connection with the Restricted Shares which have been granted to the Participants, such Shares shall not be disposed of in the secondary market or otherwise transferred and shall be subject to the same expiry date of the Lock-up Periods as that of the Restricted Shares.

(5) Any gains obtained by the Participants under the Scheme are subject to individual income tax and other taxes according to PRC tax laws. The Participants agree that the Company shall withhold and pay the aforesaid individual income tax.

(6) The Participants undertake that, where there are false representations or misleading statements contained in, or material omissions from the disclosure documents of the Company and as a result of which the conditions of Grant or arrangements for exercise of rights are not satisfied, the Participants concerned shall return to the Company all interests obtained from the Scheme when it is found that the relevant disclosure documents of the Company contain false representations, misleading statements or material omissions.

(7) Upon consideration and approval of the Scheme at the Shareholders' General Meetings, A Shareholders Class Meeting and H Shareholders Class Meeting of the Company, the Company shall enter into the Agreement on Grant of Restricted Shares with each Participant in which the respective rights and obligations of each party as well as other relevant matters shall be stipulated.

(8) Other relevant rights and obligations as stipulated by laws and regulations.

(XI) Methods of Handling Unusual Changes to the Company and the Participants

1. Methods of handling unusual changes to the Company

(1) The Scheme shall be terminated immediately in case any of the following events occurs to the Company:

(a) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect to the Company's financial accounting report for the most recent accounting year;

(b) issuance of an auditors' report with adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's internal control over financial reporting for the most recent accounting year;

(c) failure to carry out profit distribution in accordance with the laws and regulations, the Articles of Association or public undertakings during the last 36 months after listing;

(d) prohibition from implementation of any equity incentive scheme by applicable laws and regulations;

(e) any other circumstances under which the Incentive Scheme shall be terminated as prescribed by the CSRC.

When the Company terminates the Scheme in the above circumstances, any Restricted Shares which have been granted to the Participants and not unlocked shall be repurchased by the Company at the Grant Price in accordance with the relevant provisions of the Scheme.

(2) The Scheme shall not be changed and shall be implemented as usual in case any of the following events occur to the Company:

(a) change of control of the Company;

(b) merger or spin-off of the Company.

(3) Where there are false representations or misleading statements contained in, or material omissions from the disclosure documents of the Company and as a result of which the conditions of grant or arrangements for unlocking the restrictions are not satisfied, the Restricted Shares not unlocked shall be repurchased by the Company on a uniform basis. In respect of the Restricted Shares granted to the Participants which have been unlocked, the Participants concerned shall return to the Company all entitlements granted. Where a Participant not being responsible for any of the aforesaid matters returns the entitlements granted and thereby suffers losses, such Participant may claim against the Company or any other responsible persons in accordance with the relevant arrangements under the Scheme.

The Board shall recover all the income obtained by the Participants in accordance with the aforesaid provisions and the relevant arrangements under the Scheme.

2. Changes to the individual circumstances of the Participants during the validity period

(1) Where a Participant has a normal job adjustment, and works in the Company and its subsidiaries or is dispatched by the Company, and belongs to the scope of equity incentive personnel, the Restricted Shares granted to them shall be fully implemented in accordance with the provisions of the Incentive Scheme before the job adjustment; without in the scope of equity incentive personnel, the Restricted Shares which have been granted and not unlocked shall be repurchased by the Company at the Grant Price plus interest on bank demand deposits in the same period. Where a Participant becomes an independent non-executive Director or a Supervisor who cannot hold the Restricted Shares of the Company, the Restricted Shares which have been granted but not unlocked under the Scheme shall be repurchased by the Company at the Grant Price plus interest on fixed bank deposits in the same period.

(2) Where a Participant retires and does not continue to work in the Company or its subsidiaries, or terminates the labor relationship with the Company due to objective reasons such as job adjustment not under the control of the individual, the Participant unlocks the restrictions according to the agreed conditions based on the performance appraisal period and the specific time limit. The remaining Restricted Shares which have been granted and not unlocked shall not be unlocked, and the Company shall repurchase them at the Grant Price plus interest on fixed bank deposits in the same period.

(3) Where a Participant terminates the labor contract due to the expiration of the labor contract, or terminates the labor contract on his/her own initiative, the Restricted Shares which have been granted and not unlocked of such Participant shall be repurchased by the Company at the lower of Grant Price and stock market price (average trading price of the underlying shares of the Company for the last 1 trading day immediately preceding the announcement of the Board resolution on the consideration of the repurchase) at the time of the repurchase.

(4) In the following circumstances, the Participant shall return the income derived from the equity incentive, and the Restricted Shares which have been granted and not unlocked shall be repurchased by the Company. The repurchase price is the lower of the Grant Price or the stock market price of the Company at the time of the repurchase.

(a) where the Participant has breached national laws or regulations, violated professional ethics, dereliction of duty or misconduct, which severely impaired the interest or reputation of the Company, or caused economic losses to the Company, whether direct or indirect;

(b) where a Participant is dismissed due to violation of the Company's rules and regulations to a severe extent according to relevant provisions of the Company's reward and punishment;

(c) where the Company has sufficient proof that the Participant, during his or her term of office, has caused direct or indirect losses to the Company due to his or her violation of laws or disciplines such as bribery, solicitation of bribes, corruption, theft and divulgence of confidential operational and technological information of the Company;

(d) where the Participant is held criminally liable for act of crime;

(e) where the Participant causes improper losses to the Company as a result of violating relevant laws and regulations or the Articles of Association;

(f) where the Restricted Shares are not permitted to be granted to the Participants pursuant to article 8 of the Administrative Measures.

(5) Where the Participant terminates the labor relationship due to death, the Restricted Shares which have been granted to the Participant but not yet unlocked shall not be unlocked and shall be repurchased by the Company, and the repurchase price shall be the sum of the Grant Price plus interest on fixed bank deposits in the same period.

(6) Other circumstances not stated above and the handling method thereof shall be determined by the Board.

3. Resolution of disputes between the Company and the Participants

Any dispute arising between the Company and the Participants shall be resolved in accordance with provisions of the Scheme and the equity incentive agreement. Disputes not explicitly covered by the provisions shall be resolved by negotiation in accordance with the national laws on fair and reasonable principles. Where negotiation is unsuccessful, litigation may be instigated at a competent People's Court in the Company's place of domicile.

(XII) Accounting Treatment and Estimated Impact on Operating Results of the Restricted Shares

1. Accounting treatment of the Restricted Shares

In accordance with the provisions of the Accounting Standard for Business Enterprises No. 11 – Share-based Payments, on each date of statement of financial position within the Lock-up Periods, the Company shall revise the number of the Restricted Shares which are expected to be unlocked based on the latest number of persons whose Restricted Shares are eligible to be unlocked, completion of performance targets and other subsequent information which are available to the Company, and recognise the services received in the relevant period in the corresponding costs or expenses and capital reserve at the fair value of the Restricted Shares on the Grant Date.

(1) Accounting treatment on the Grant Date: the share capital and capital reserve shall be determined according to the issuance of the Restricted Shares to the Participants by the Company.

(2) Accounting treatment within the Lock-up Periods: in accordance with the provisions of the accounting standards, on each date of statement of financial position within the Lock-up Periods, the services received from the employees shall be recognised in costs or expenses, and owner's equity or liability shall be recognised simultaneously.

(3) Accounting treatment on the unlocking date: the Restricted Shares can be unlocked if all of the Unlocking Conditions are satisfied; if the Restricted Shares, either in part or in whole, are not unlocked and thus lapse or become void, they shall be dealt with in accordance with accounting standards and relevant provisions.

2. Determination of fair value of the Restricted Shares

The fair value of the Restricted Shares will be determined by the market price on the Grant Date or the subscription price will be paid by the Participants.

3. Impact of share-based payment expenses on operating results of the Company in each period

The Company shall grant 131,000,000 Restricted Shares to Participants under the First Grant. Assuming the grant is carried out in early March 2022 and the stock price of the A Shares of the Company on the Grant Date is RMB6.23 per share (estimated at the closing price of the A Shares of the Company of RMB6.23 per share on 21 December 2021), the total estimated amortisation expense of the Restricted Shares will be RMB412.65 million (which will be duly forecasted when granted). Such expenses shall be recognised in phases based on the unlocking proportions during the implementation of the Incentive Scheme and the capital reserve will be increased at the same time. See the table below for details:

2022	**2023**	**2024**	**2025**	**2026**
(RMB0,000)	*(RMB0,000)*	*(RMB0,000)*	*(RMB0,000)*	*(RMB0,000)*
12,895.31	15,474.38	8,596.88	3,782.63	515.81

Note: The above are preliminary estimates made by the Company on the assumptions of the currently available data. Actual amounts shall be ascertained using fair values of the Restricted Shares that are measured on the actual Grant Date, which are subject to the amounts audited by the accounting firm. The accounting treatment of reserved Restricted Shares is identical to that of the Restricted Shares under the First Grant in the Scheme.

The total expenses incurred by the share incentive will be recorded as expenses in the recurring profit and loss. According to the evaluation of the Company based on the information available, without taking into account the stimulus effects of the Incentive Scheme on the results of the Company, the amortization of the expenses of the Scheme shall affect the net profit of each year during the validity period, although the extent of which would not be substantial. The positive impact of the Incentive Scheme on the development of the Company taken into account, such as motivating the management team and increasing the operational efficiency, the benefits generated from the improvement in the Company's results due to the Incentive Scheme shall far exceed the increase in costs.

(XIII) Principles of Repurchasing Restricted Shares

1. Method for adjusting repurchase volume

After completion of the registration of the Restricted Shares which have been granted to the Participants, if there is any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation made by the Company, the Company shall make adjustments to the repurchase volume of the Restricted Shares yet to be unlocked accordingly. The adjustment methods are set out below:

(1) Conversion of capital reserve into share capital, bonus issue and share split

$Q = Q_0 \times (1 + n)$, where: Q_0 represents the number of the Restricted Shares before the adjustment; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split (i.e. increase in the number of Shares for each Share held upon conversion of capital reserve into share capital, bonus issue or share split); Q represents the number of the Restricted Shares after the adjustment.

(2) Rights issue

$Q = Q_0 \times P_1 \times (1 + n) \div (P_1 + P_2 \times n)$, where: Q_0 represents the number of the Restricted Shares before the adjustment; P_1 represents the closing price on the date of share registration; P_2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of Shares issued under the rights issue to the Company's total share capital before the rights issue); Q represents the number of the Restricted Shares after the adjustment.

(3) Share consolidation

$Q = Q_0 \times n$, where: Q_0 represents the number of the Restricted Shares before the adjustment; n represents the share consolidation ratio (i.e., 1 Share will be consolidated into n Shares); Q represents the number of the Restricted Shares after the adjustment.

(4) Dividend distribution and additional issue of new Shares

Under the circumstance of dividend distribution and additional issue of new Shares, no adjustment will be made to the number of Restricted Shares.

2. *Method for adjusting repurchase price*

In the event that the Company repurchases the Restricted Shares according to the Incentive Scheme, unless otherwise specified in the Incentive Scheme, the repurchase price shall be the Grant Price except for those whose repurchase price needs to be adjusted in accordance with the Incentive Scheme.

After completion of the registration of the Restricted Shares which have been granted to the Participants, if there is any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, dividend distribution that affects the Company's total share capital or share price, the Company shall make corresponding adjustments to the repurchase price of the Restricted Shares which are not yet unlocked. The adjustment methods are set out below:

(1) Conversion of capital reserve into share capital, bonus issue and share split

$P = P_0 \div (1 + n)$, where: P represents the repurchase price of each Restricted Share after the adjustment; P_0 represents the Grant Price of each Restricted Share; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split (i.e., increase in the number of Shares for each Share held upon conversion of capital reserve into share capital, bonus issue or share split).

(2) Rights issue

$P = P_0 \times (P_1 + P_2 \times n) \div [P_1 \times (1 + n)]$, where: P_1 represents the closing price on the date of share registration; P_2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of Shares issued under the rights issue to the Company's total share capital before the rights issue).

(3) Share consolidation

$P = P_0 \div n$, where: P represents the repurchase price of each Restricted Share after the adjustment; P_0 represents the Grant Price of each Restricted Share; n represents the share consolidation ratio (i.e., 1 Share will be consolidated into n Shares).

(4) *Dividend distribution*

$P = P_0 - V$, where: P_0 represents the repurchase price of each Restricted Shares before the adjustment; V represents the dividend per Share; P represents the repurchase price of each Restricted Shares after the adjustment. P shall remain greater than 1 after the adjustment for dividend distribution. For avoidance of doubt, if P is smaller than or equals 1 after the adjustment for dividend distribution, P shall be 1.

(5) *Issuance of Shares*

In case of issuance of new Shares of the Company, the repurchase price of the Restricted Shares shall not be adjusted.

3. Procedures for adjustment of repurchase price and volume

(1) The Board shall be authorized at the Shareholders' General Meetings to adjust the repurchase price and volume of Restricted Shares based on the reasons listed above. After the adjustment according to the above provisions, an announcement shall be made in a timely manner.

(2) The adjustment to the repurchase price and volume of Restricted Shares for other reasons shall be subject to resolution of the Board and consideration and approval at the shareholders' general meetings, A Shareholders class meeting and H Shareholders class meeting.

4. Procedures of repurchase

(1) The Company shall promptly convene a Board meeting to consider the repurchase plan, if necessary, submit the repurchase plan to the shareholders' general meetings, A Shareholders class meeting and H Shareholders class meeting for approval, and announce in a timely manner.

(2) The repurchase by the Company under the Incentive Scheme shall be implemented in accordance with the requirements under Company Law.

(3) The Company shall apply to the SSE for completing the formalities of the Restricted Shares when implementing the repurchase under the Incentive Scheme, upon the confirmation by SSE, the Company shall complete the formalities at the Depository and Clearing Company in a timely manner, and make announcement(s).

(XIV) Grant of Restricted A Shares to the Connected Participants under the Incentive Scheme

The Company may grant Restricted A Shares to the Connected Participants under the Incentive Scheme. The following Participants are connected persons of the Company under the Grant. Details of the Restricted Shares which may be granted to such Connected Participants are set out below:

Name	Reason for being a connected person	Number of the Restricted Shares to be granted *(0,000 Shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company as at the date of the announcement of the Scheme
Zhu Runzhou	Director and President of the Company	27.00	0.19%	0.0016%
Ou Xiaowu	Director of the Company	25.00	0.18%	0.0015%
Jiang Tao	Director and Vice President of the Company	23.00	0.16%	0.0014%
Pu Ming	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Han Xiaoyi	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Chai Yongcheng	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Mao Zhiqiang	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Ding Jilin	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Li Guoqian	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhu Shouhe	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhang Zhanming	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhao Jinhua	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Guo Weili	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Wang Xincheng	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhang Jianye	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Guo Qingshan	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhang Jiqiang	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Tian Mingsheng	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Ji Shujun	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Dong Xiaohui	General Manager of the Subsidiary of the Company	19.95	0.14%	0.0012%
Yang Jiaxing	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Xie Qingsong	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Fan Dalin	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Chen Kaibin	General Manager of the Subsidiary of the Company	19.95	0.14%	0.0012%
Du Xiaoming	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Chen Xuanzhu	General Manager of the Subsidiary of the Company	19.95	0.14%	0.0012%
Gao Lidong	Director and Supervisor of the Subsidiary of the Company	17.02	0.12%	0.0010%
Shi Zhirong	Director of the Subsidiary of the Company	17.02	0.12%	0.0010%

Name	Reason for being a connected person	Number of the Restricted Shares to be granted *(0,000 Shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company as at the date of the announcement of the Scheme
Huang Li	Director of the Subsidiary of the Company	17.02	0.12%	0.0010%
Chen Xuesen	Director of the Subsidiary of the Company	17.02	0.12%	0.0010%
Liang Minghong	Director and Supervisor of the Subsidiary of the Company	17.02	0.12%	0.0010%
Yang Wei	Director and Supervisor of the Subsidiary of the Company	17.02	0.12%	0.0010%
Total		**650.67**	**4.61%**	**0.0382%**

Save as disclosed in this supplemental circular, to the best knowledge and belief of the Directors and having made all reasonable enquiry, other Participants are third parties independent of the Company and its connected persons.

Based on the 6,506,700 Restricted Shares to be granted to the Connected Participants and RMB6.36 per share, the closing price of the A Shares of the Company as at the Latest Practicable Date, the market value of the Restricted Shares to be granted to the Connected Participants will amount to approximately RMB41,382,600.

(XV) Reasons for and Benefits of Implementation of the Incentive Scheme

Please refer to the section headed "Purpose of Implementing the Incentive Scheme" of this letter from the Board.

The Directors (including independent non-executive Directors after taking into consideration the advice from the Independent Financial Advisor) are of the view that the adoption of the Incentive Scheme can fulfill the purposes above, and the terms and conditions of the Incentive Scheme are on normal commercial terms, fair and reasonable and in the interest of the Company and Shareholders as a whole.

(XVI) **General Information**

Information of the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the SSE and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Information of the Connected Participants

The Connected Participants are the Participants who are the connected persons of the Company.

(XVII) **The Implementation of the Incentive Scheme will not Lead to Changes in the Right of Control of the Company**

As of the date of this Latest Practicable Date, Chinalco, the controlling Shareholder of the Company, directly and indirectly holds 5,474,485,019 Shares of the Company, representing approximately 32.16% of the total share capital of the Company. Assuming that the Company issues 141 million Restricted A Shares, Chinalco is still the controlling Shareholder of the Company.

Thus, the adoption of the Restricted A Share Incentive Scheme and the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme will not lead to changes in the right of control of the Company or the distribution of shareholding of the Company not subject to the requirements of listing.

(XVIII) **Implications under the Hong Kong Listing Rules**

The Incentive Scheme does not constitute a share option scheme pursuant to Chapter 17 of the Hong Kong Listing Rules.

Pursuant to Rule 19A.38 of the Hong Kong Listing Rules, the proposed adoption of the Restricted A Share Incentive Scheme is subject to the approvals of the Shareholders at the EGM and the Class Meetings.

Certain Participants of the Grant are the Connected Participants, who are the connected persons of the Company. Grant of Restricted A Shares to the Connected Participants under the Incentive Scheme constitutes a connected transaction of the Company and is subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao, the Directors of the Company who are the Connected Participants of the Incentive Scheme, were considered as having material interests of the Incentive Scheme, and accordingly each of them has abstained from voting in the Board meeting in respect of the relevant resolutions to approve the proposed adoption of the Restricted A Share Incentive Scheme. All remaining Directors who were entitled to vote unanimously approved the above resolutions. The method and procedure for passing the resolutions were in compliance with the Company Law and the Articles of Association. Save for the above, no other Directors are interested or deemed to have material interests in the above transaction and thus no other Directors have abstained from voting on the Board's resolutions.

An Independent Board Committee has been established to give recommendations to the Independent Shareholders in respect of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme. VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

(XIX) Proposed Issue of Restricted Shares Pursuant to Specific Mandate

The Company proposed to issue no more than 141,000,000 Restricted Shares to be granted to the Participants (including those under the First Grant and the reserved Grant) under the Incentive Scheme pursuant to a specific mandate, accounting for approximately 0.83% of the Company's total share capital of 17,022,672,951 Shares as at the Latest Practicable Date. Specifically, 131,000,000 Shares are proposed to be granted under the First Grant, accounting for 92.91% of the total equity of the Grant, and approximately 0.77% of the total share capital of the Company as at the Latest Practicable Date; 10,000,000 Shares are reserved to be granted, accounting for 7.09% of the total equity of the Grant, and approximately 0.06% of the total share capital of the Company as at the Latest Practicable Date. The Restricted Shares to be granted (including the First Grant and the reserved Grant) will be issued and allotted pursuant to the specific mandate which may be granted at the EGM and the Class Meetings.

Among the Restricted Shares to be granted in the First Grant, 6,506,700 Restricted Shares in aggregate will be granted to 32 Connected Participants in total, and not more than 124,493,300 Restricted Shares in aggregate will be granted to not more than 1,160 other Participants who are not connected persons of the Company.

In addition to the principal terms of the Incentive Scheme above, further information in relation to the issue and allotment of the Restricted Shares under the Incentive Scheme (including the First Grant and the Reserved Grant) are set out below:

1. Total Funds to be Raised and the Proposed Use of Proceeds

Based on 131,000,000 Restricted Shares under the First Grant and the Grant Price of RMB3.08 per A Share, the total funds to be raised under the First Grant shall be RMB403,480,000.

Based on 10,000,000 reserved Restricted Shares and assuming that the Grant Price is RMB3.08 per A Share, the total funds to be raised under the reserved Grant are RMB30,800,000.

The proceeds received by the Company from the Incentive Scheme will be used to replenish the working capital of the Group.

2. Grant Price

The price of the Restricted Shares under the First Grant shall be RMB3.08 per A Share. Upon fulfilment of the grant conditions, each Participant is entitled to purchase the Restricted Shares of the Company newly issued by the Company to the Participants at the price of RMB3.08 per A Share. The Grant Price of the Restricted Shares under the First Grant was determined with reference to the basis set out in the section headed "Grant Price and Basis of Determining the Grant Price of the Restricted Shares" above.

Prior to each grant of reserved Restricted Shares, a Board meeting shall be convened to consider and approve the relevant proposal and details relating to the Grant shall be announced accordingly. The price of the reserved Restricted Shares will be determined with reference to the basis set out in the section headed "Grant Price and Basis of Determining the Grant Price of the Restricted Shares" above.

3. *Aggregate Nominal Value*

The nominal value of the A Shares of the Company is RMB1.00 per A Share. The aggregate nominal value of the Restricted Shares to be granted (including the First Grant and the reserved Grant) under the Incentive Scheme shall be no more than RMB141,000,000.

4. *Fund Raising Activities in the Past 12 Months*

The Company has not conducted any fund raising activities involving the issue of share capital within the 12 months immediately preceding the Latest Practicable Date.

III. PROPOSED ADOPTION OF THE APPRAISAL MEASURES

To ensure the smooth implementation of the Incentive Scheme, the Appraisal Measures aim to set out, among others, the appraisal measures in relation to the Unlocking Conditions.

According to the requirements of the state-owned assets supervision and administration authorities and in conjunction with the provision of Article I of Chapter XVI of 2021 Restricted Share Incentive Scheme (Draft) of Aluminum Corporation of China Limited, the Company has specified the content of Article V "If the Unlocking Conditions for the current period are not fulfilled due to the failure of the performance appraisal at Company level or at individual level, the corresponding Restricted Shares shall not be unlocked or deferred to the next period and shall be repurchased by the Company at the Grant Price." in Appraisal Management Measures for the Implementation of the 2021 Incentive Scheme for Restricted Shares of Aluminum Corporation of China Limited in Appendix II to this supplemental circular to read clearly as follows: "If the Unlocking Conditions for the current period are not fulfilled due to the failure of the performance appraisal at Company level or at individual level, the corresponding Restricted Shares shall not be unlocked or deferred to the next period and shall be repurchased by the Company at the lower of Grant Price and stock market price (average trading price of the underlying shares of the Company for the last 1 trading day immediately preceding the announcement of the Board resolution on the consideration of the repurchase) at the time of the repurchase." The aforesaid specified contents are in compliance with the regulations on state-owned assets supervision and administration and are beneficial to improving the binding effect of the Incentive Scheme and in the interests of the Company and Shareholders as a whole.

The full text of the Appraisal Measures is set out in Appendix II to this supplemental circular. The Appraisal Measures are subject to the approval by the Shareholders at the EGM and the Class Meetings.

IV. PROPOSED GRANT OF AUTHORITY TO THE BOARD TO HANDLE RELEVANT MATTERS RELATING TO THE SCHEME

To ensure the smooth implementation of the Incentive Scheme, the Board proposes to submit to the Shareholders for approval the grant of authority to the Board to handle relevant matters relating to the Scheme. The full text of the authorization is set out in Appendix III to this supplemental circular.

V. EGM AND CLASS MEETINGS

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2 p.m. on Tuesday, 22 March 2022 (the "**Notice of EGM**") has been despatched to the Shareholders on 28 January 2022.

A reply slip, the form of proxy and the independent non-executive Director's form of proxy for use at the EGM, together with the Notice of EGM, have been despatched to the Shareholders and the Notice of EGM, the reply slip, the form of proxy and the independent non-executive Director's form of proxy are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the EGM should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Tuesday, 1 March 2022. Shareholders who intend to appoint a proxy to attend the EGM and to vote on the resolutions set out in the Notice of EGM are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish. Shareholders who intend to appoint Mr. Yu Jinsong, an independent non-executive Director of the Company, as the proxy to vote on all resolutions relating to the Restricted Share Incentive Scheme and its related matters at the EGM, are requested to complete and return the independent non-executive Director's form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be).

A notice convening the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Tuesday, 22 March 2022 immediately following the conclusion of the EGM and the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date (the "**Notice of H Shareholders Class Meeting**") has been despatched to the Shareholders on 28 January 2022.

A reply slip, the form of proxy and the independent non-executive Director's form of proxy for use at the H Shareholders Class Meeting, together with the Notice of H Shareholders Class Meeting, have been despatched to the Shareholders and the Notice of H Shareholders Class Meeting, the reply slip, the form of proxy and the independent non-executive Director's form of proxy are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the H Shareholders Class Meeting should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Tuesday, 1 March 2022. Shareholders who intend to appoint a proxy to attend the H Shareholders Class Meeting and to vote on the resolutions set out in the Notice of H Shareholders Class Meeting are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the H Shareholders Class Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the H Shareholders Class Meeting or any adjournment thereof if you so wish. Shareholders who intend to appoint Mr. Yu Jinsong, an independent non-executive Director of the Company, as the proxy to vote on all resolutions relating to the Restricted Share Incentive Scheme and its related matters at the H Shareholders Class Meeting, are requested to complete and return the independent non-executive Director's form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the H Shareholders Class Meeting or any adjournment thereof (as the case may be).

For particulars of eligibility for attending the above meetings, registration procedures for attending the above meetings, closure of register of members and other matters regarding the above meetings, please refer to the Notice of EGM, the Notice of H Shareholders Class Meeting and the circular of the Company dated 28 January 2022.

The Participants, who are the Shareholders, and their associates shall abstain from voting on the resolutions to approve the Restricted Share Incentive Scheme and its related matters. As at the Latest Practicable Date, the 79 Participants and/or their associates held a total of 912,440 A Shares in the Company and controlled the voting rights in respect of the Shares they held (among which, Jiang Tao, Ding Jilin, Du Xiaoming, Chen Xuanzhu, all being Connected Participants, and/or their associates held 4,000, 6,400, 50,000 and 2,600 A Shares in the Company, respectively), and they will abstain from voting on all resolutions to approve the Restricted Share Incentive Scheme and its related matters (i.e. resolutions 1 to 4 of the EGM and resolutions 1 to 3 of the Class Meetings). Saved as disclosed above, to the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the resolutions to be proposed at the EGM and the Class Meetings.

VI. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 47 to 48 of this supplemental circular, which contains its recommendations to the Independent Shareholders in respect of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme.

Your attention is also drawn to the letter from VBG Capital as set out on pages 49 to 61 of this supplemental circular, which contains its recommendations to the Independent Board Committee and the Independent Shareholders in respect of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme.

The Directors (including independent non-executive Directors) are of the view that (1) the proposed adoption of the Restricted A Share Incentive Scheme; (2) the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme; (3) the proposed adoption of the Appraisal Measures for implementation of the Scheme; and (4) the proposed grant of authority to the Board to handle the relevant matters relating to the Scheme are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the relevant resolutions contained in the Notice of EGM and the notice of Class Meetings dated 28 January 2022.

VII. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

* *For identification purposes only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

7 March 2022

To the Independent Shareholders

Dear Sirs or Madams,

CONNECTED TRANSACTION
GRANT OF RESTRICTED A SHARES TO THE CONNECTED PARTICIPANTS UNDER THE INCENTIVE SCHEME

We refer to the supplemental circular of the Company dated 7 March 2022 to the Shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part (terms defined in the Supplemental Circular shall have the same meanings when used in this letter, unless the context requires otherwise).

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme.

VBG Capital has been appointed by the Company as the independent financial adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 49 to 61 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 46 of the Supplemental Circular and the additional information set out in the appendices to the Supplemental Circular.

Having taken into account the details of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme and having considered the interests of the Company and the Independent Shareholders, as well as the advice of VBG Capital, we consider that the terms and details of the aforesaid matters are on normal commercial terms, are fair and reasonable and are in the interest of the Company and its Shareholders as a whole, but are not in the ordinary or usual course of business of the Group due to the nature of the aforesaid matters. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions to be proposed at the EGM approving the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Mr. Qiu Guanzhou
Mr. Yu Jinsong
Ms. Chan Yuen Sau Kelly
Independent non-executive Directors

* *For identification purpose only*

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme for the purpose of inclusion in this supplemental circular.

建泉融資有限公司
VBG Capital Limited

18/F., Prosperity Tower
39 Queen's Road Central
Hong Kong

7 March 2022

To: *The independent board committee and the independent shareholders of Aluminum Corporation of China Limited*

Dear Sirs,

CONNECTED TRANSACTION – GRANT OF RESTRICTED A SHARES TO THE CONNECTED PARTICIPANTS UNDER THE INCENTIVE SCHEME

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme (the "**Connected Grant**"), details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 7 March 2022 issued by the Company to the Shareholders (the "**Supplemental Circular**"), of which this letter of advice forms part. Capitalised terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in the Supplemental Circular unless the context requires otherwise.

On 21 December 2021, the Board resolved to propose the adoption of the Incentive Scheme. The total number of Restricted A Shares proposed to be granted under the Incentive Scheme shall not exceed 141,000,000 Shares, representing approximately 0.83% of the Company's total share capital of 17,022,672,951 Shares as at the date thereof. Specifically, (i) 131,000,000 Shares are proposed to be granted under the First Grant, representing (a) approximately 92.91% of the total equity of the Grant; and (b) approximately 0.77% of the total share capital of the Company as at the date thereof; and (ii) 10,000,000 Shares are reserved to be granted, representing (a) approximately 7.09% of the total equity of the Grant; and (b) approximately 0.06% of the total share capital of the Company as at the date thereof.

As certain Participants of the Grant are the Connected Participants, who are the connected persons of the Company, the Connected Grant constitutes a connected transaction for the Company and is subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

The Independent Board Committee comprising Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Connected Grant are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Connected Grant is in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolution(s) to approve the Connected Grant at the EGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

OUR INDEPENDENCE

As at the Latest Practicable Date, apart from (i) having acted as the independent financial adviser of the Company relating to several continuing connected transactions between the Company and Chinalco which a supplemental circular dated 6 December 2021 was issued; and (ii) the existing engagement in relation to the Connected Grant, we did not have any business relationship with the Company within the past two years. Save for the normal fees payable to us in connection with this appointment, no arrangement exists whereby we shall receive any fees or benefits from the Company and its subsidiaries or the Directors, chief executive or substantial shareholders (as defined in the Listing Rules) of the Company or any of their associates. We consider ourselves independent to form our opinion in respect of the Connected Grant.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Connected Grant, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Company (including but not limited to those contained or referred to in the Supplemental Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Company were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Supplemental Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Company in the Supplemental Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Supplemental Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Supplemental Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Supplemental Circular or the Supplemental Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Supplemental Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or future prospects of the Group, Chinalco, the Participants or their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Connected Grant. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources but we did not conduct any independent investigation into the accuracy and completeness of such information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Connected Grant, we have taken into consideration the following principal factors and reasons:

1. BACKGROUND OF AND REASONS FOR THE CONNECTED GRANT

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the SSE, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal and other resources, production, sales and technology research and development of alumina, primary aluminum and aluminum alloy products, international trade, logistics business, thermal and new energy power generation, etc.

As referred to in the annual report of the Company for the year ended 31 December 2020, the Group is a leading enterprise in the global aluminum industry, ranking the first in terms of alumina production capacity and refined alumina production capacity; and the second in terms of primary aluminum production capacity. The Group's revenue scale is also the largest within the industry. From 2018 to 2019, revenue of the Group expanded by approximately 5.5% from approximately RMB180.4 billion to approximately RMB190.2 billion. Notwithstanding that such expansion was disrupted by the outbreak of the COVID-19 pandemic in 2020, the Group was able to maintain its profitability with considerable net profit of approximately RMB1.6 billion in 2020. Amid the gradual fade out of the negative impact of the COVID-19 pandemic in 2021, the Group's revenue and net profit surged drastically by approximately 43.5% and 1,984.8%, respectively, during the first half of 2021 as compared to the corresponding period in the prior year according to the interim report of the Company for the six months ended 30 June 2021.

Information on the Connected Participants

With reference to the Letter from the Board, the Participants are determined in accordance with the relevant provisions of the Company Law, Securities Law, Administrative Measures, Trial Measures as well as other relevant laws, regulations, regulatory documents and the Articles of Association, the actual situation of the Company taken into account. The Participants are the incumbent directors, senior and middle-level management, core technical (business) backbone upon implementation of the Incentive Scheme.

The Participants in the First Grant include directors, senior and middle-level management and other core technical (business) backbone, with a total number of not more than 1,192 persons. All the Participants shall have labour or employment relationship with the Company or its subsidiaries. Certain Participants of the Grant are the Connected Participants, who are the connected persons of the Company. Details of the Connected Participants are set out under the section headed "Grant of Restricted A Shares to the Connected Participants under the Incentive Scheme" of the Letter from the Board.

Reasons for and possible benefits of the Connected Grant

As advised by the Directors, in order to further improve the corporate governance structure, establish and improve a sustained and stable incentive and restraint mechanism, bring sustained returns to Shareholders, build a community of shared interests among Shareholders, the Company and employees, fully mobilise the enthusiasm of core employees, support the realisation of the Company's strategy and long-term steady development, attract, retain and motivate excellent talents, and advocate the concept of common sustainable development of the Company and employees, the Company has formulated the Incentive Scheme in accordance with the Company Law, Securities Law, Trial Measures, Circular No. 171, Circular No. 178, Administrative Measures and other relevant laws, regulations, regulatory documents, as well as the relevant provisions of the Articles of Association.

As being further elaborated under the sub-section headed "Number of Restricted A Shares under the Connected Grant" of this letter of advice, based on our independent research, we noted that in recent years, a number of companies having dually listed on the SSE and Hong Kong Stock Exchange have set up a restricted A shares incentive scheme and proposed to grant restricted A shares to their directors/senior/middle managements and/or core personnel to achieve similar goals as the Incentive Scheme. Accordingly, the set-up of restricted A shares incentive schemes and the proposed grant thereunder is a common market practice.

In light of that (i) the Connected Grant can motivate the Connected Participants to make contributions to the Group; (ii) the set-up of restricted A shares incentive schemes and the proposed grant thereunder is a common market practice; and (iii) it is expected that the Connected Grant would not involve substantial actual cash outlay from the Group, we concur with the Directors that the Connected Grant is in the interests of the Company and the Shareholders as a whole.

2. PRINCIPAL TERMS OF THE CONNECTED GRANT

Summarised below are the principal terms of the Connected Grant, details of which are included in the Letter from the Board:

Number of Restricted A Shares under the Connected Grant

The number of Restricted A Shares to be granted to each of the Connected Participants ranged from 170,200 Restricted A Shares to 270,000 Restricted A Shares, representing approximately 0.0010% to 0.0016% of the total share capital of the Company as at the Latest Practicable Date. Shareholders may refer to the section headed "Grant of Restricted A Shares to the Connected Participants under the Incentive Scheme" of the Letter from the Board for the relevant particulars.

Upon our enquiry with the Directors, we understand that the Restricted A Shares are proposed to be granted to each Connected Participant taking into account factors such as the position and seniority level of the Connected Participants, their job duties and contribution to the Group and their work performance. All of the Connected Participants have entered into employment contracts with the Group as at the Grant and shall remain employed by the Group during the appraisal periods of the Incentive Scheme.

For our due diligence purpose, we have randomly selected the personal and work profile (including the job duties and length of employment with the Group) of ten Connected Participants, and noted that all of them are responsible for overseeing the management and/or operation of members of the Group and have served in the Group for over five years.

To assess the fairness and reasonableness of the number of Restricted A Shares to be granted to the Connected Participants, we have conducted searches over the website of 巨潮資訊網 (www.cninfo.com.cn, being a website designated by the CSRC for the purpose of information disclosure) to identify those restricted A shares incentive scheme proposals announced by companies dually listed on the SSE and Hong Kong Stock Exchange (the "**Comparables**") for comparison purpose. Through the search from 1 January 2020 to 21 December 2021, i.e. the date of publication of the Incentive Scheme, on a best effort basis, an exhaustive list of 12 Comparables have been identified. The said review period was selected such that there are reasonable number of Comparables for comparison purpose. Shareholders should note that each of the Comparables has its own unique nature and characteristics in terms of, inter alia, business operation and environment, size, profitability and financial position, which may be different from the Group. The table below (the "**Comparison Table**") sets out our relevant findings:

Date of announcement	Company name (Stock code)	In compliance with relevant PRC laws/ regulations, was the initial grant price determined with reference to the Benchmark Price? (Percentage if yes)	Unlocking provision over a period of time?	Lock-up period from the date on which the first grant has been registered	Conditions for unlocking the restricted A shares based on, amongst others, the participants' performance and/or financial performance of the listed companies?	Percentage of restricted A shares to be granted to each connected participant to total share capital of the listed companies
1 December 2021	Yanzhou Coal Mining Company Limited (1171 & SH600188)	Yes, 50%	Yes	24 months 36 months 48 months	Yes	0.003% to 0.004%
22 November 2021	China Railway Group Limited (390 & SH601390)	Yes, 60%	Yes	24 months 36 months 48 months	Yes	0.0009% to 0.0022%
21 September 2021	Joinn Laboratories (China) Co., Ltd. (6127 & SH603127)	Yes, 50%	Yes	12 months 24 months 36 months	Yes	Not applicable as there was no connected participant

Date of announcement	Company name (Stock code)	In compliance with relevant PRC laws/ regulations, was the initial grant price determined with reference to the Benchmark Price? (Percentage if yes)	Unlocking provision over a period of time?	Lock-up period from the date on which the first grant has been registered	Conditions for unlocking the restricted A shares based on, amongst others, the participants' performance and/or financial performance of the listed companies?	Percentage of restricted A shares to be granted to each connected participant to total share capital of the listed companies
25 May 2021	Great Wall Motor Company Limited (2333 & SH601633)	Yes, 50%	Yes	12 months 24 months 36 months	Yes	0.001% to 0.005%
18 April 2021	Zhengzhou Coal Mining Machinery Group Company Limited (564 & SH601717)	Yes, 50%	Yes	12 months 24 months 36 months	Yes	0.12% to 0.17%
14 March 2021	Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (2196 & SH600196)	Yes, 50%	Yes	12 months 24 months 36 months	Yes	0.00068% to 0.00938%
17 November 2020	Zijin Mining Group Co., Ltd. (2899 & SH601899)	Yes, 60%	Yes	24 months 36 months 48 months	Yes	0.0030% to 0.0043%

Date of announcement	Company name (Stock code)	In compliance with relevant PRC laws/ regulations, was the initial grant price determined with reference to the Benchmark Price? (Percentage if yes)	Unlocking provision over a period of time?	Lock-up period from the date on which the first grant has been registered	Conditions for unlocking the restricted A shares based on, amongst others, the participants' performance and/or financial performance of the listed companies?	Percentage of restricted A shares to be granted to each connected participant to total share capital of the listed companies
30 September 2020	Shanghai Junshi Biosciences Co., Ltd. (1877 & SH688180)	Yes, 50%	Restricted A shares to be issued in three tranches	Tranche 1: 12 months Tranche 2: 24 months Tranche 3: 36 months	Yes	0.0034% to 0.23%
24 September 2020	Guangzhou Automobile Group Co., Ltd. (2238 & SH601238)	Yes, 50%	Yes	24 months 36 months 48 months	Yes	0.0024% to 0.0028%
29 April 2020	Flat Glass Group Co., Ltd. (6865 & SH601865)	Yes, 50%	Yes	12 months 24 months 36 months 48 months 60 months	Yes	Not applicable as there was no connected participant
23 March 2020	Tsingtao Brewery Company Limited (168 & SH600600)	Yes, 50%	Yes	24 months 36 months 48 months	Yes	0.0081% to 0.0111%

Date of announcement	Company name (Stock code)	In compliance with relevant PRC laws/ regulations, was the initial grant price determined with reference to the Benchmark Price? (Percentage if yes)	Unlocking provision over a period of time?	Lock-up period from the date on which the first grant has been registered	Conditions for unlocking the restricted A shares based on, amongst others, the participants' performance and/or financial performance of the listed companies?	Percentage of restricted A shares to be granted to each connected participant to total share capital of the listed companies
30 January 2020	Great Wall Motor Company Limited (2333 & SH601633)	Yes, 50%	Yes	12 months 24 months 36 months	Yes	0.004% to 0.014%

Source: 巨潮資訊網 (www.cninfo.com.cn)

As demonstrated in the Comparison Table, the percentage of restricted A shares to be granted to each of the connected participants of the Comparables to the total share capital of the Comparables ranged from approximately 0.00068% to 0.23% (the "**Comparable Percentage Range**"). Hence, the percentage of Restricted A Shares to be granted to each of the Connected Participants of approximately 0.0010% to 0.0016% of the total share capital of the Company falls within the Comparable Percentage Range.

With the above being the case, we are of the view that the number of Restricted A Shares under the Connected Grant is fair and reasonable so far as the Independent Shareholders are concerned.

The Grant Price

The price of the Restricted A Shares under the First Grant shall be RMB3.08 per Restricted A Share. Upon fulfilment of the grant conditions, each Participant is entitled to purchase the Restricted A Shares newly issued by the Company to the Participants at the price of RMB3.08 per Restricted A Share.

According to the Directors, the date of determining the price of the Restricted A Shares under the First Grant is the date of publication of the Incentive Scheme, i.e. 21 December 2021. The Grant Price must not be lower than the nominal value of the Shares, and must not be lower than the higher of:

(i) 50% of the average trading price of the A Shares on the last trading day immediately preceding the date of publication of the Incentive Scheme, which is RMB3.08 per A Share; and

(ii) 50% of the average trading price of the A Shares on the last 20 trading days immediately preceding the date of publication of the Incentive Scheme, which is RMB2.98 per A Share.

As further advised by the Directors, the Grant Price has to comply with the requirements set out under the Administrative Measures promulgated by the CSRC, which requires the issue price of new shares (i) not to be set at a price lower than its nominal value; and (ii) principally not to be set at a price (the "**Benchmark Price**") lower than the higher of the (a) 50% of the average trading price on the trading day preceding the date of announcement of the A shares incentive scheme (draft); and (b) 50% of the average trading price for one of the last 20 trading days, 60 trading days or 120 trading days preceding the date of announcement of the A shares incentive scheme (draft). Accordingly, the Grant Price complies with the Administrative Measures.

Moreover, as demonstrated in the Comparison Table, the majority of the Comparables' grant price were determined based on 50% of the Benchmark Price.

In view of that the Grant Price complies with the Administrative Measures and is in line with the market practice, we are of the view that the Grant Price is fair and reasonable so far as the Independent Shareholders are concerned.

The Lock-up Period and Unlocking Conditions

In accordance with the terms of the Incentive Scheme, the validity period of the Incentive Scheme under the First Grant is from the date of registration of the Restricted A Shares to the date when all the Restricted A Shares which have been granted to the Participants are unlocked or repurchased, and shall not exceed 72 months in any event.

The Lock-up Period shall be 24 months from the completion date of registration of the grant of Restricted A Shares to the Participants. During the Lock-up Period, the Restricted A Shares granted to the Participants under the Incentive Scheme shall be locked and shall not be transferred or assigned or used as guarantee or for repayment of debts. The Restricted A Shares obtained by the Participants due to the grant of the Restricted A Shares not yet unlocked to them arising from capitalisation issue, bonus issue, share split, etc. shall be subject to locking in accordance with the Incentive Scheme. Upon unlocking, the Company shall proceed with the unlocking for the Participants who satisfy the Unlocking Conditions, and the Restricted A Shares held by the Participants who do not satisfy the Unlocking Conditions shall be repurchased by the Company. Details of the Unlocking Conditions (including the performance indicators) are set out in Appendix I to the Circular.

As demonstrated in the Comparison Table, (i) the first portions of restricted A shares to be granted by majority of the Comparables were with locking period of 12 months or 24 months from the date of which the grant has been registered; and (ii) an additional 12 months period was applied to the next portions of restricted A shares to be granted by the Comparables (e.g. from 1st portion to 2nd portion, from 2nd portion to 3rd portion). We also noted that it is a common practice for the Comparables to have conditions for unlocking the restricted A shares which are based on, amongst others, the participants' performance and/or financial performance of the listed companies. As such, we consider that the Lock-up Period and Unlocking Conditions under the Incentive Scheme were comparable to those of the Comparables.

Furthermore, we are of the opinion that the Unlocking Conditions would strengthen the incentive for the Connected Participants to endeavor their best to achieve the performance targets, which would contribute to the growth and development of the Group.

Given the above, we consider that the Lock-up Period and Unlocking Conditions are fair and reasonable so far as the Independent Shareholders are concerned.

The Adjustment Mechanisms

In accordance with the terms of the Incentive Scheme, the number of Restricted A Shares and the Grant Price are subject to adjustment under various situations (e.g. bonus issue, rights issue, share consolidation, etc.) (the "**Adjustment Mechanisms**"), details of which are contained in Appendix I to the Circular. It is noted that the calculation formulae of adjustments to the number of Restricted A Shares and the Grant Price are in line with those of the Comparables.

Due to the fact that the Adjustment Mechanisms (i) will be applied to all Participants (including the Connected Participants); and (ii) are in line with those of the Comparables, we consider that they are fair and reasonable so far as the Independent Shareholders are concerned.

3. DILUTION EFFECT ON THE SHAREHOLDING INTERESTS OF THE EXISTING SHAREHOLDERS

The total number of Restricted A Shares proposed to be granted under the Incentive Scheme shall not exceed 141,000,000 Shares, representing approximately 0.83% of the Company's total share capital of 17,022,672,951 Shares as at the date thereof. Specifically, (i) 131,000,000 Shares are proposed to be granted under the First Grant, representing approximately 0.77% of the total share capital of the Company as at the date thereof; and (ii) 10,000,000 Shares are reserved to be granted, representing approximately 0.06% of the total share capital of the Company as at the date thereof. The dilution effect on the shareholding interests of the existing Shareholders will therefore be immaterial.

4. FINANCIAL EFFECT OF THE CONNECTED GRANT

As extracted from the Letter from the Board, assuming the grant is carried out in early March 2022 and the stock price of the A Shares on the Grant Date is RMB6.23 per A Share (estimated based on the closing price of the A Shares of RMB6.23 per A Share on 21 December 2021), the total estimated amortisation expenses of the Restricted A Shares will be approximately RMB412.7 million (which will be duly forecasted when granted). Such expenses shall be recognised by the Group in phases based on the unlocking proportions during the implementation of the Incentive Scheme and the capital reserve of the Group will be increased at the same time.

As also extracted from the Letter from the Board, the total expenses incurred by the share incentive will be recorded as expenses in the recurring profit and loss of the Group. Based on the current evaluation of the Company using the information available, without taking into account the stimulus effects of the Incentive Scheme on the results of the Group, the amortisation of expenses of the Incentive Scheme shall affect the net profit of the Group in each year during the validity period, but the extent of which would not be substantial.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Connected Grant are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Connected Grant is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Connected Grant and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Managing Director

Ms. Doris Sing is a licensed person and responsible officer of VBG Capital Limited registered with the Securities and Futures Commission to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and has over 17 years of experience in corporate finance.

Stock short name: CHALCO **Stock code: 601600**

ALUMINUM CORPORATION OF CHINA LIMITED
2021 RESTRICTED SHARE INCENTIVE SCHEME (DRAFT)

December 2021

STATEMENT

The Company and all directors and supervisors warrant that there are no false representations, misleading statements contained in or material omissions from the Scheme and its summary, and accept several and joint legal responsibilities for their truthfulness, accuracy and completeness.

SPECIAL NOTICE

1. The Scheme is formulated in accordance with the requirements of the Securities Law of the People's Republic of China, the Company Law of the People's Republic of China, the Measures for the Administration of Equity Incentives of Listed Companies* (《上市公司股權激勵管理辦法》) (the "**Administrative Measures**"), the Trial Measures on Implementation of Equity Incentive Schemes by State-owned Listed Companies (Domestic)* (《國有控股上市公司(境內)實施股權激勵試行辦法》) (the "**Trial Measures**"), the Notice on Issues concerning Regulating the Implementation of Equity Incentive System by the State-owned Listed Companies* (《關於規範國有控股上市公司實施股權激勵制度有關問題的通知》), the Notice on the Issuance of the Guidelines on the Implementation of Equity Incentives for Listed Companies Controlled by Central Enterprises* (《關於印發<中央企業控股上市公司實施股權激勵工作指引>的通知》) and the articles of association of the Aluminum Corporation of China Limited* (《中國鋁業股份有限公司章程》) (the "**Articles of Association**") and other relevant laws, regulations, rules and regulatory documents.

2. The Company is not involved in any of the following circumstances under which the implementation of the share incentive shall not be effected as stipulated in Article 7 of the Administrative Measures:

   (1) where there was an audit report on the financial and accounting report for the latest accounting year in which a certified public accountant has issued adverse or disclaimer of opinion;

   (2) where there was an audit report on internal control over financial reporting for the latest accounting year in which a certified public accountant has issued adverse or disclaimer of opinion;

   (3) where there has been a failure to distribute profits in accordance with laws and regulations, the Articles of Association and public commitments within the most recent 36 months after listing;

   (4) where the laws and regulations prohibit the implementation of equity incentives;

   (5) other circumstances as stipulated by the CSRC.

3. The Participants under the Scheme are not involved in any of the following circumstances under which one is unqualified as a Participant as stipulated in Article 8 of the Administrative Measures:

   (1) where he/she has been deemed as an inappropriate candidate by the Stock Exchange in the last 12 months;

   (2) where he/she has been deemed as an inappropriate candidate by the CSRC and its dispatch agencies in the last 12 months;

   (3) where he/she has been imposed with administrative penalties or a ban from entry into the securities market by the CSRC or any of its dispatch agencies due to material breach of laws and regulations in the last 12 months;

   (4) where he/she is prohibited from acting as a director or a member of the senior management of a company under the Company Law of the People's Republic of China;

   (5) where he/she is not allowed to participate in any equity incentive scheme of a listed company under laws and regulations;

   (6) where he/she falls under any other circumstances stipulated by the CSRC.

4. The total number of Restricted Shares proposed to be granted under the Scheme shall not exceed 141,000,000 shares, accounting for approximately 0.83% of the Company's total share capital of 17,022,672,951 shares as at the date of the announcement of the draft of the Scheme. Specifically, 131,000,000 shares are proposed to be granted under the first grant, accounting for 92.91% of the total equity of the grant, and approximately 0.77% of the total share capital of the Company as at the date of the announcement of the draft of the Scheme; 10,000,000 shares are reserved to be granted, accounting for 7.09% of the total equity of the grant, and approximately 0.06% of the total share capital of the Company as at the date of the announcement of the draft of the Scheme.

   The cumulative total number of the underlying shares involved under the share incentive schemes of the Company within the effective period shall not exceed 10% of the total share capital of the Company. The total number of shares to be granted to any single Participant under the share incentive schemes of the Company within the effective period shall not exceed 1% of the total share capital of the Company.

5. The source of the Restricted Shares is the ordinary A Shares of Chalco to be issued by the Company to the Participants. The price of the Restricted Shares shall be RMB3.08 per share.

6. The Participants in the first grant under the Scheme include directors, senior and middle-level management and other core technical (business) backbone who are holding positions in the Company as at the date of the announcement of the Scheme, with a total number of not more than 1,192 persons, and do not include the independent directors, the supervisors and any shareholder or actual controller, whether jointly or individually, holding more than 5% of the Shares of the Company, or their respective spouses, parents and children.

   The Participants for the reserved portion to be granted refer to the Participants who are not yet determined when the Scheme is approved at the shareholders' general meetings but are included during the Validity Period of the Scheme and who are determined within 12 months from the date on which the Scheme is considered and approved at the shareholders' general meetings. The basis for determining the Participants of the reserved grant shall be ascertained with reference to the basis of the first grant.

7. During the period from the date of the announcement of the Scheme to the completion of registration of the Restricted Shares of the Participants, in the case of any conversion of capital reserve into share capital, bonus issue, share split or share consolidation or rights issue made by the Company, the number of Restricted Shares to be granted shall be adjusted accordingly under the Incentive Scheme.

8. The Validity Period of the Scheme under the first grant is from the date of registration of the Restricted Shares to the date when all the Restricted Shares which have been granted to the Participants are unlocked or repurchased, and shall not exceed 72 months in any event.

9. The Unlocking Periods of the Restricted Shares to be granted under the first grant and the reserved grant of the Scheme and the arrangement for each Unlocking Period are set out in the table below:

Arrangement of unlocking	**Unlocking Period**	**Percentage of the number of Restricted Shares to be unlocked to the number of the Restricted Shares granted**
The first Unlocking Period for the first grant and the reserved grant	Commencing from the first trading day after expiry of the 24-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 36-month period from the date of completion of registration of such grant	40%

Arrangement of unlocking	Unlocking Period	Percentage of the number of Restricted Shares to be unlocked to the number of the Restricted Shares granted
The second Unlocking Period for the first grant and the reserved grant	Commencing from the first trading day after expiry of the 36-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 48-month period from the date of completion of registration of such grant	30%
The third Unlocking Period for the first grant and the reserved grant	Commencing from the first trading day after expiry of the 48-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 60-month period from the date of completion of registration of such grant	30%

10. The performance conditions of the Restricted Shares to be granted under the Scheme are: The EOE of the Company for 2020 shall not be lower than 25% as well as the 50 percentile of the benchmarking enterprises. On the basis of the operating results for 2019, the growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2020 of the Company shall not be lower than 34.50% as well as the 50 percentile of the benchmarking enterprises. The ΔEVA of the Company for 2020 is positive.

11. The performance appraisal for unlocking the Restricted Shares granted under the first grant and the reserved grant under the Scheme is shown in the following table:

Unlocking Period	Performance appraisal targets
The first Unlocking Period for the Restricted Shares granted under the first grant and the reserved grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2022 of the Company shall not be lower than 110% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2022 shall not be less than 28% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2022;
The second Unlocking Period for the Restricted Shares granted under the first grant and the reserved grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2023 of the Company shall not be lower than 75% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2023 shall not be less than 28.5% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2023;
The third Unlocking Period for the Restricted Shares granted under the first grant and the reserved grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2024 of the Company shall not be lower than 60% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2024 shall not be less than 29% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2024;

Notes: ①EOE = EBITDA/average net assets, wherein EBITDA stands for net profit before deducting income tax, interest expenses, depreciation and amortization; the average net assets are the arithmetic mean of the sum of opening and closing owners' equity attributable to shareholders of the parent. ②In calculating the EOE indicator, the impact of changes in the measurement method for fair value of the assets held by the Company on the net assets should be eliminated. During the Validity Period of the Incentive Scheme, in the case of financing through issuance of shares, the acquisition of assets through issuance of shares, the conversion of convertible bonds and other events, the newly added net assets and the profits generated by these net assets shall not be included in the appraisal calculation scope. ③In the case that the net profit of benchmarking enterprises of the Company falls more than 30% year-on-year on average each unlocking appraisal year, the net profit growth rate attributable to owners of the parent after deduction of non-recurring profits and losses and net asset cash return of the Company are not less than the 80 percentile of the benchmarking enterprises or 1.5 times the industry average level in the current year, the indicator is deemed to be qualified.

12. The subscription for the Restricted Shares by the Participants shall be funded by themselves. The Company shall undertake not to provide loans, loan guarantee and any other form of financial assistances to the Participants for the subscription of the Restricted Shares granted under the Scheme.

13. The Participants undertake that, where there are false representations or misleading statements contained in, or material omissions from the disclosure documents of the Company and as a result of which the conditions of grant or arrangements for exercise of rights are not satisfied, the Participants concerned shall return to the Company all interests obtained from the Scheme when it is found that the relevant disclosure documents of the Company contain false representations, misleading statements or material omissions.

14. The Scheme shall be considered and approved for implementation at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting to be convened by the Company after the Scheme is considered and approved by the competent state-owned assets administration authority.

15. Within 60 days from the date of approval of the Scheme at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting and the fulfillment of the conditions of the grant, the Company shall convene a board meeting to make the grant to the Participants in accordance with the relevant regulations and complete the announcement, registration and other relevant procedures. If the Company fails to complete the aforesaid tasks within 60 days, the Incentive Scheme shall be terminated and the ungranted Restricted Shares shall lapse. The reserved portion shall be granted within 12 months after the approval of the Scheme at the shareholders' general meetings.

16. The implementation of the Scheme will not result in failure of the Company's shareholding structure to meet the listing requirements.

CONTENTS

CHAPTER I DEFINITIONS

Unless otherwise requires, the following expressions herein shall have the following meanings:

Chalco or the Company	Aluminum Corporation of China Limited
Incentive Scheme or Scheme	the 2021 Restricted A Share Incentive Scheme of Aluminum Corporation of China Limited
Restricted Share(s)	the A Share(s) of the Company to be granted to the Participants by the Company according to the conditions and price stipulated in the Incentive Scheme which are subject to the Lock-up Period(s) and can only be unlocked and transferred after satisfaction of the Unlocking Conditions as stipulated in the Incentive Scheme
Participant(s)	the director(s), senior and middle-level management and other core technical (business) backbone who will be granted the Restricted Shares under the Scheme
Grant Date	the date on which the Company grants the Restricted Shares to the Participants, which shall be a trading day
Grant Price	the price of each Restricted Share to be granted to the Participants
Validity Period	the period from the date of registration of the Restricted Shares to the date when all the Restricted Shares are unlocked or repurchased, and shall not exceed 72 months in any event
Lock-up Period(s)	the period(s) during which the Restricted Shares shall not be transferred, pledged or used for repayment of debt, if the conditions for exercise of entitlements by the Participants are not satisfied
Unlocking Period(s)	the period(s) during which the Restricted Shares held by the Participants can be unlocked and transferred after all the Unlocking Conditions prescribed under the Scheme are satisfied

Unlocking Date	the date of unlocking of Restricted Shares after the Unlocking Conditions are satisfied
Unlocking Condition(s)	the condition(s) prescribed in the Scheme which have to be satisfied to unlock the Restricted Shares granted to the Participants
Company Law	the Company Law of the People's Republic of China
Securities Law	the Securities Law of the People's Republic of China
Administrative Measures	the Measures for the Administration of Equity Incentives of Listed Companies* (《上市公司股權激勵管理辦法》)
Trial Measures	the Trial Measures on Implementation of Equity Incentive Schemes by State-owned Listed Companies (Domestic)* (《國有控股上市公司(境內)實施股權激勵試行辦法》)
Circular No. 171	the Notice on Issues concerning Regulating the Implementation of Equity Incentive System by the State-owned Listed Companies* (《關於規範國有控股上市公司實施股權激勵制度有關問題的通知》)
Circular No. 178	the Notice on the Issuance of the Guidelines on the Implementation of Equity Incentives for Listed Companies Controlled by Central Enterprises* (《關於印發<中央企業控股上市公司實施股權激勵工作指引>的通知》)
Articles of Association	the articles of association of the Aluminum Corporation of China Limited* (《中國鋁業股份有限公司章程》)
Appraisal Measures	the Appraisal Management Measures for the Implementation of the 2021 Restricted Share Incentive Scheme of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司2021年限制性股票激勵計劃實施考核管理辦法》)
CSRC	China Securities Regulatory Commission

Stock Exchange	Shanghai Stock Exchange
Depository and Clearing Company	Shanghai Branch of China Securities Depository and Clearing Corporation Limited
RMB	Renminbi

Notes:

1. Unless otherwise specified, the financial data and financial indicators referred to in this draft represent the financial data of the consolidated statements and the financial indicators calculated based on such financial data.

2. Any discrepancies between totals and sums of figures listed are due to rounding.

CHAPTER II GENERAL PRINCIPLES

I. Legal and Policy Basis for Formulating the Scheme

The Company has formulated the Scheme in accordance with the Company Law, Securities Law, Trial Measures, Circular No. 171, Circular No. 178, Administrative Measures and other relevant laws, regulations, regulatory documents, as well as the relevant provisions of the Articles of Association.

II. Purpose of Formulating the Scheme

1. To further improve the corporate governance structure, establish and improve a sustained and stable incentive and restraint mechanism, bringing sustained returns to shareholders;

2. To build a community of shared interests among Shareholders, the Company and employees, bringing sustained returns to shareholders;

3. To fully mobilize the enthusiasm of core employees, support the realization of the Company's strategy and long-term steady development;

4. To attract, retain and motivate excellent talents, and advocate the concept of common sustainable development of the Company and employees.

III. Principles of Formulating the Scheme

1. Keeping the interests of the shareholders, the Company and the employees consistent with one another, which is conducive to safeguarding interests of shareholders and the sustainable development of the Company;

2. Combining incentives with constraints and matching performance with benefits;

3. Being in compliance with law, and being public and transparent, and complying with relevant laws and regulations and requirements of the Articles of Association;

4. Being practicable, rolling out step by step and improving constantly.

CHAPTER III ADMINISTRATIVE BODIES OF THE SCHEME

I. The shareholders' general meetings, as the ultimate authority of the Company, shall be responsible for considering and approving the implementation, modification and termination of the Scheme. The shareholders' general meetings may, within its powers and authority, authorize the Board to handle certain matters relating to the Incentive Scheme.

II. The Board shall act as the executive and administrative body for the Scheme and be responsible for the implementation of the Scheme. The remuneration committee under the Board shall be responsible for drafting and revising the Scheme, and submitting the Scheme to the Board for consideration and approval. Upon approval by the Board, the Incentive Scheme shall be further submitted to the shareholders' general meetings, A shareholders class meeting, H shareholders class meeting and competent authorities for consideration and approval. The Board may handle other matters relating to the Scheme within its scope of authority as delegated by the shareholders' general meetings.

III. The supervisory committee shall act as the supervisory authority for the Scheme and be responsible for verifying the list of Participants, and shall supervise the implementation of the Scheme as to whether it is in compliance with the relevant laws, administrative regulations, departmental rules and operational rules of the Stock Exchange.

IV. The independent directors shall issue independent opinions as to whether the Scheme is beneficial to the sustainable development of the Company or is significantly detrimental to the interests of the Company and the shareholders as a whole, and shall solicit voting rights by proxy from all shareholders in respect of the Scheme.

V. Where amendments have been made to the Scheme before the Scheme is passed at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting, the independent directors and the supervisory committee shall issue independent opinions as to whether the amended Scheme is beneficial to the sustainable development of the Company or is significantly detrimental to the interests of the Company and the shareholders as a whole.

VI. Before any entitlements are granted to a Participant, the independent directors and the supervisory committee shall issue clear opinions as to whether the conditions stipulated for the Participant to receive such entitlements as set out in the Incentive Scheme have been fulfilled. In the event of any discrepancy between the entitlements granted to a Participant and the arrangement under the Incentive Scheme, the independent directors and the supervisory committee (where there are changes on the Participants) shall simultaneously issue clear opinions thereon.

VII. Before the exercise of any entitlement by a Participant, the independent directors and the supervisory committee shall issue clear opinions as to whether the conditions stipulated under the Incentive Scheme for the Participant to exercise such entitlements have been fulfilled.

CHAPTER IV DETERMINATION BASIS AND SCOPE OF THE PARTICIPANTS

I. Basis for Determining the Participants

(I) Legal basis for determining the Participants

The Participants of the Scheme are determined in accordance with the relevant provisions of the Company Law, Securities Law, Administrative Measures, Trial Measures as well as other relevant laws, regulations, regulatory documents and the Articles of Association, the actual situation of the Company taken into account.

(II) Functional basis for determining the Participants

The Participants under the Scheme are the incumbent directors, senior and middle-level management, core technical (business) backbone upon the implementation of the Scheme.

II. Scope of the Participants

The Participants in the first grant of the Scheme include directors, senior and middle-level management and other core technical (business) backbone, with a total number of not more than 1,192 persons. All the Participants shall have the labor or employment relationship with the Company or its subsidiaries.

In respect of the abovementioned Participants, any of such directors and senior management must have been appointed by the Board of the Company. All the Participants shall have the labor or employment relationship with the Company or its subsidiaries.

The Participants under the Incentive Scheme do not include the independent directors, external directors, the supervisors and any shareholder or actual controller, whether jointly or individually, holding more than 5% of the shares of the Company, or their respective spouses, parents and children. All Participants of the Scheme cannot participate in the share incentive schemes of other listed companies at the same time and those who have already participated in the share incentive schemes of any other listed companies must not participate in the Scheme.

The Participants for the reserved portion to be granted shall be determined within 12 months from the date on which the Scheme is considered and approved at the shareholders' general Meetings, A shareholders class meeting and H shareholders class meeting. Following the proposals from the Board, issue of clear opinions by the independent directors and the supervisory committee as well as issue of professional opinions and legal opinions by the legal advisers, the Company shall promptly and accurately disclose the relevant information on such Participants on the designated

website pursuant to the relevant requirements. The reserved Grant shall become invalid where the Participants for the reserved Grant are not determined after 12 months from the aforesaid date. The basis for determining the Participants of the reserved grant shall be ascertained with reference to the basis of the first grant.

III. Verification of the Participants

(1) Upon the consideration and approval by the Board, and before the convening of the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting, the Company shall publicize the list of the Participants internally for at least 10 days.

(2) The Company shall conduct a self-inspection on the trading of the shares of the Company by persons who were privy to insider information during the six months prior to the announcement of the daft of the Incentive Scheme to state whether there was any insider trading. Persons who trade the shares of the Company possessing inside information, except where the laws, administrative regulations and relevant judicial interpretations stipulate that it is not insider dealing, are not entitled to be the Participants. Persons who leak insider information that leads to insider trading, are not entitled to be the Participants.

(3) The supervisory committee shall review the list of the Participants and fully consider the feedback received during the publication process. Details regarding the review by the supervisory committee on the list of the Participants and the publication shall be disclosed 5 days before the Scheme is considered at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting. Any adjustments to the list of the Participants made by the Board of the Company shall also be subject to verification by the supervisory committee of the Company.

IV. List of Connected Persons for the First Grant

The Participants for the proposed first grant under the Scheme include the connected persons of the Company identified under relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The specific list is as follows:

Name	Reason for being a connected person	Number of the Restricted Shares to be granted *(0,000 shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company
Zhu Runzhou	Director and President of the Company	27.00	0.19%	0.0016%
Ou Xiaowu	Director of the Company	25.00	0.18%	0.0015%
Jiang Tao	Director and Vice President of the Company	23.00	0.16%	0.0014%
Pu Ming	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Han Xiaoyi	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Chai Yongcheng	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Mao Zhiqiang	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Ding Jilin	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Li Guoqian	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhu Shouhe	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhang Zhanming	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhao Jinhua	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Guo Weili	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Wang Xincheng	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhang Jianye	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Guo Qingshan	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhang Jiqiang	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Tian Mingsheng	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Ji Shujun	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%

Name	Reason for being a connected person	Number of the Restricted Shares to be granted *(0,000 shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company
Dong Xiaohui	General Manager of the Subsidiary of the Company	19.95	0.14%	0.0012%
Yang Jiaxing	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Xie Qingsong	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Fan Dalin	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Chen Kaibin	General Manager of the Subsidiary of the Company	19.95	0.14%	0.0012%
Du Xiaoming	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Chen Xuanzhu	General Manager of the Subsidiary of the Company	19.95	0.14%	0.0012%
Gao Lidong	Director and Supervisor of the Subsidiary of the Company	17.02	0.12%	0.0010%
Shi Zhirong	Director of the Subsidiary of the Company	17.02	0.12%	0.0010%
Huang Li	Director of the Subsidiary of the Company	17.02	0.12%	0.0010%
Chen Xuesen	Director of the Subsidiary of the Company	17.02	0.12%	0.0010%
Liang Minghong	Director and Supervisor of the Subsidiary of the Company	17.02	0.12%	0.0010%
Yang Wei	Director and Supervisor of the Subsidiary of the Company	17.02	0.12%	0.0010%
Total		650.67	4.61%	0.0382%

CHAPTER V SOURCE, NUMBER AND ALLOCATION OF TARGET SHARES OF THE SCHEME

I. Source of Target Shares

The Scheme uses Restricted Shares as incentive tools, and the source of the target shares is the ordinary A Shares of CHALCO to be issued by the Company to the Participants.

II. Number of Target Shares

The total number of Restricted Shares proposed to be granted under the Scheme shall not exceed 141,000,000 shares, accounting for approximately 0.83% of the Company's total share capital of 17,022,672,951 shares as at the date of the announcement of the draft of the Scheme. Specifically, 131,000,000 Shares are proposed to be granted under the first grant, accounting for 92.91% of the total equity of the Grant, and approximately 0.77% of the total share capital of the Company as at the date of the announcement of the draft of the Scheme; 10,000,000 shares are reserved to be granted, accounting for 7.09% of the total equity of the grant, and approximately 0.06% of the total share capital of the Company as at the date of the announcement of the draft of the Scheme.

The cumulative total number of target shares involved under all share incentive schemes of the Company which are within their validity period does not exceed 10% of the Company's total share capital. The cumulative number of Restricted Shares to be granted under all share incentive schemes which are within their validity period to any one of the Participants under the Scheme does not exceed 1% of the total share capital of the Company.

III. Allocation of the Restricted Shares to the Participants

The allocation of the Restricted Shares to be granted under the Scheme among all the Participants is set out in the table below:

Name	Position(s)	Number of the Restricted Shares to be granted *(0,000 shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company
Zhu Runzhou	Director, President	27	0.19%	0.0016%
Ou Xiaowu	Director	25	0.18%	0.0015%

Name	Position(s)	Number of the Restricted Shares to be granted *(0,000 shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company
Wang Jun	Chief Financial Officer, Secretary to the Board	25	0.18%	0.0015%
Wu Maosen	Vice President	26	0.18%	0.0015%
Jiang Tao	Director, Vice President	23	0.16%	0.0014%
Middle-level management, core technical (business) backbone (no more than 1,187 persons)		12,974	92.01%	0.7622%
First grant in total (no more than 1,192 persons)		13,100	92.91%	0.77%
Reserved portion		1,000	7.09%	0.06%
Total		14,100	100.00%	0.83%

Notes:

1. None of the Participants under the Scheme has participated in the share incentive schemes of two or more listed companies. None of the Participants is the substantial shareholder holding more than 5% of the equity interest in the Company or the de facto controller and their respective spouses, parents and children.

2. Any discrepancies between totals and sums of figures listed in the above table are due to rounding.

CHAPTER VI TIMING OF THE SCHEME

I. Validity Period of the Scheme

The Validity Period of the Incentive Scheme is from the date of registration of the Restricted Shares under the first grant to the date when all the Restricted Shares which have been granted to the Participants are unlocked or repurchased, and shall not exceed 72 months in any event.

II. Grant Date of the Scheme

The Grant Date shall be a trading day and shall be determined by the Board upon the consideration and approval of the Scheme at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting. Within 60 days from the date of approval of the Scheme at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting and the fulfillment of the conditions of the grant, the Company shall convene a Board meeting to make the grant to the Participants of the grant in accordance with the relevant regulations and complete the registration, announcement and other relevant procedures. If the Company fails to complete the aforesaid tasks within 60 days, the Scheme shall be terminated and the ungranted Restricted Shares shall lapse. The reserved portion shall be granted within 12 months after the approval of the Scheme at the shareholders' general meetings.

The Company may not grant Restricted Shares to Participants during the following periods:

1. 30 days prior to the publication of periodic reports of the Company. Where there is a delay in publishing such reports due to special circumstances, the period shall be 30 days prior to the original date of publication to the day before the actual date of publication;

2. 10 days prior to the publication of the Company's estimated operating results announcements or preliminary performance results announcements;

3. the period from the date of occurrence of any significant event which may have a material impact on the trading prices of the Company's shares and their derivatives or the date on which the relevant decision-making procedures begin, to the second trading day after disclosure is made in accordance with laws;

4. other periods as stipulated by the CSRC and Stock Exchange.

The abovementioned periods within which the Company is restricted from granting the Restricted Share are excluded from the 60-day limit.

III. Lock-up Periods of the Scheme

The Lock-up Period shall be 24 months from the completion date of registration of the grant of Restricted Shares to the Participants. During the Lock-up Period, the Restricted Shares granted to the Participants under the Scheme shall be locked and shall not be transferred or assigned or used as guarantee or for repayment of debts. The shares obtained by the Participants due to the grant of the Restricted Shares not yet unlocked to them arising from capitalization issue, bonus issue, share split, etc. shall be subject to locking in accordance with the Scheme. Upon unlocking, the Company shall proceed with the unlocking for the Participants who satisfy Unlocking Conditions, and the Restricted Shares held by the Participants who do not satisfy the Unlocking Conditions shall be repurchased by the Company.

IV. Unlocking Periods of the Scheme

The Unlocking Periods of the Restricted Shares to be granted under the first grant and the reserved grant of the Scheme and the arrangement for each Unlocking Period are set out in the table below:

Arrangement of unlocking	Unlocking Period	Percentage of the number of Restricted Shares to be unlocked to the number of the Restricted Shares granted
The first Unlocking Period for the first grant and the reserved grant	Commencing from the first trading day after expiry of the 24-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 36-month period from the date of completion of registration of such grant	40%
The second Unlocking Period for the first grant and the reserved grant	Commencing from the first trading day after expiry of the 36-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 48-month period from the date of completion of registration of such grant	30%

Arrangement of unlocking	Unlocking Period	Percentage of the number of Restricted Shares to be unlocked to the number of the Restricted Shares granted
The third Unlocking Period for the first grant and the reserved grant	Commencing from the first trading day after expiry of the 48-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 60-month period from the date of completion of registration of such grant	30%

V. The Provisions for Black-out Periods under the Scheme

The provisions for black-out periods under the Scheme shall be implemented in accordance with the provisions of the Company Law, Securities Law and other relevant laws, regulations and regulatory documents and the Articles of Association. Details of which are set out below:

1. If a Participant is a director or a member of senior management of the Company, the number of shares that may be transferred each year during the term of office of the Participant shall not exceed 25% of the total number of shares of the Company held by such Participant. No shares of the Company shall be transferred within the six months after the Participant has left his or her office.

2. When unlocking the last batch of the Restricted Shares under the Scheme, 20% of the total number of the Restricted Shares granted to Participants who are senior management members of the Company are subject to lock-up until expiry of their term of office (or employment), and subject to appraisal on their performance as senior management members during their term of office or the audited results of economic responsibility to confirm whether the unlocking can be implemented. If the term of office of the Participant who is a member of the senior management is yet to expire upon the expiry of the Validity Period of the Scheme, the Unlocking Conditions shall be determined with reference to his/her appraisal results of the year on which the validity period expires, and such Participant shall be unlocked within the Validity Period.

3. If a Participant is a director or a member of senior management of the Company and sells any shares which were purchased within the last six months, or purchases shares in the six months following a disposal, all gains arising therefrom shall belong to the Company and be recovered by the Board.

4. If, during the Validity Period of the Scheme, there is any change in the provisions of the Company Law, Securities Law and other relevant laws, regulations and regulatory documents and the Articles of Association regarding transfer of the shares held by a director or a member of senior management of the Company, the relevant Participants shall comply with the relevant amended provisions of the Company Law, Securities Law and other relevant laws, regulations and regulatory documents and the Articles of Association prevailing at the time of share transfer.

CHAPTER VII GRANT PRICE OF THE RESTRICTED SHARES AND ITS BASIS OF DETERMINATION

I. Price of First Grant

The price of the Restricted Shares under the first grant shall be RMB3.08 per share. Upon fulfilment of the grant conditions, each Participant is entitled to purchase the ordinary A shares newly issued by the Company to the Participants at the price of RMB3.08 per share.

II. Basis for Determination of the Price of the First Grant

The date of determining the price of the Restricted Shares under the first grant is the date of the publication of the Scheme. The Grant Price must not be lower than the nominal value of the share, and must not be lower than the higher of:

1. 50% of the average trading price of the shares of the Company on the last trading day immediately preceding the date of the publication of the Scheme, which is RMB3.08 per share;

2. 50% of the average trading price of the shares of the Company on the last 20 trading days immediately preceding the date of the publication of the Scheme, which is RMB2.98 per share.

III. Methods of Determining the Grant Price of the Reserved Restricted Shares

Prior to each grant of reserved Restricted Shares, a board meeting shall be convened to consider and approve the relevant proposal. Details relating to the grant shall be announced accordingly. The Grant Price of the reserved Restricted Shares shall not be lower than the nominal value of the Shares, and shall not be lower than 50% of the higher of:

1. the average trading price of the Company's shares on the trading day preceding the date of announcement of the Board's resolution regarding the grant of the reserved Restricted Shares;

2. any one of the average trading prices of the Company's shares in the last 20, 60 or 120 trading days preceding the date of announcement of the Board's resolution regarding the grant of the reserved Restricted Shares.

CHAPTER VIII THE GRANT AND UNLOCKING CONDITIONS OF THE RESTRICTED SHARES

I. Conditions of the Grant of Restricted Shares

The Company shall grant the Restricted Shares to the Participants in accordance with the Scheme upon satisfaction of all of the following conditions:

(I) There is no occurrence of any of the following on the part of the Company:

1. issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's financial accounting report for the most recent accounting year;

2. issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's internal control over financial reporting for the most recent accounting year;

3. failure to carry out profit distribution in accordance with the laws and regulations, the Articles of Association or public undertakings during the last 36 months after listing;

4. prohibition from implementation of any equity incentive scheme by applicable laws and regulations;

5. any other circumstances as prescribed by the CSRC.

(II) A Participant shall not be a person who:

1. has been deemed as an inappropriate candidate by the Stock Exchange in the last 12 months;

2. has been deemed as an inappropriate candidate by the CSRC or any of its dispatch agencies in the last 12 months;

3. has been imposed with administrative penalties or a ban from entry into the securities market by the CSRC or any of its dispatch agencies due to material breach of laws and regulations in the last 12 months;

4. is prohibited from acting as a director or a member of the senior management of a company under the Company Law;

5. is not allowed to participate in any equity incentive scheme of a listed company under laws and regulations;

6. falls under any other circumstances as prescribed by the CSRC.

(III) The Company is deemed to have achieved the performance appraisal criteria if all of the following conditions are satisfied:

The EOE of the Company for 2020 shall not be lower than 25% as well as the 50 percentile of the benchmarking enterprises. On the basis of the operating results for 2019, the growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2020 of the Company shall not be lower than 34.50% as well as the 50 percentile of the benchmarking enterprises. The ΔEVA of the Company for 2020 is positive.

If the Company fails to meet the conditions of the grant, no Restricted Share shall be granted according to the Scheme by the Company in the current period; if the Participants fail to meet the conditions of the grant, no Restricted Share shall be granted to Participants according to the Scheme by the Company in the current period.

II. Unlocking Conditions of the Scheme

Within the Unlocking Periods, the Company shall unlock the Restricted Shares according to the Scheme only when all of the following conditions are satisfied:

(I) There is no occurrence of any of the following on the part of the Company:

1. issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's financial accounting report for the most recent accounting year;

2. issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's internal control over financial reporting for the most recent accounting year;

3. failure to carry out profit distribution in accordance with the laws and regulations, the Articles of Association or public undertakings during the last 36 months after listing;

4. prohibition from implementation of any equity incentive scheme by applicable laws and regulations;

5. other circumstances as prescribed by the CSRC.

(II) A Participant shall not be a person who:

1. has been deemed as an inappropriate candidate by the Stock Exchange in the last 12 months;

2. has been deemed as an inappropriate candidate by the CSRC or any of its dispatch agencies in the last 12 months;

3. has been imposed with administrative penalties or a ban from entry into the securities market by the CSRC or any of its dispatch agencies due to material breach of laws and regulations in the last 12 months;

4. is prohibited from acting as a director or a member of the senior management of a company under the Company Law;

5. is not allowed to participate in any equity incentive scheme of a listed company under laws and regulations;

6. falls under any other circumstances as prescribed by the CSRC.

In case of occurrence of any of the circumstances as stipulated in paragraph (I) above to the Company, all the Restricted Shares that have been granted to the Participants but not yet unlocked under the Scheme shall be repurchased by the Company in accordance with regulations; in case of occurrence of any of the circumstances as stipulated in paragraph (II) to a Participant, the Restricted Shares that have been granted to such Participant but not yet unlocked under the Scheme shall be repurchased by the Company in accordance with regulations.

(III) Performance appraisal requirements of the Company

The Restricted Shares granted in the Scheme shall be appraised on performance and unlocked on a yearly basis during the three accounting years of the Unlocking Periods (2022–2024) to achieve the performance appraisal targets of the Company, which shall be regarded as the Unlocking Conditions of the Participants.

1. The performance appraisal for unlocking the Restricted Shares granted under the first grant and the reserved grant under the Scheme is shown in the following table:

Unlocking Period	Performance appraisal targets
The first Unlocking Period for the Restricted Shares granted under the first grant and the reserved grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2022 of the Company shall not be lower than 110% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2022 shall not be less than 28% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2022;
The second Unlocking Period for the Restricted Shares granted under the first grant and the reserved grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2023 of the Company shall not be lower than 75% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2023 shall not be less than 28.5% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2023;
The third Unlocking Period for the Restricted Shares granted under the first grant and the reserved grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2024 of the Company shall not be lower than 60% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2024 shall not be less than 29% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2024;

Notes: ① EOE = EBITDA/average net assets, wherein EBITDA stands for net profit before deducting income tax, interest expenses, depreciation and amortization; the average net assets are the arithmetic mean of the sum of opening and closing owners' equity attributable to shareholders of the parent. ② In calculating the EOE indicator, the impact of changes in the measurement method for fair value of the assets held by the Company on the net assets should be eliminated. During the validity period of the Incentive Scheme, in the case of financing through issuance of shares, the acquisition of assets through issuance of shares, the conversion of convertible bonds and other events, the newly added net assets and the profits generated by these net assets shall not be included in the appraisal calculation scope. ③ In the case that the net profit of benchmarking enterprises of the Company falls more than 30% year-on-year on average each unlocking appraisal year, the net profit growth rate attributable to owners of the parent after deduction of non-recurring profits and losses and net asset cash return of the Company are not less than the 80 percentile of the benchmarking enterprises or 1.5 times the industry average level in the current year, the indicator is deemed to be qualified.

2. *Selection of benchmarking enterprises for granting and unlocking*

The Company selected comparable listed companies with high relevance to the existing and future product types and applications of the Company's principal business as benchmarking samples. A total of 15 companies were selected and the benchmarking enterprises are as follows:

Stock code	Stock abbreviation	Stock code	Stock abbreviation
000060.SZ	Zhongjin Lingnan	002460.SZ	Ganfeng Lithium
000630.SZ	Tongling Nonferrous Metals	002532.SZ	Tianshan Aluminum
000807.SZ	Yunnan Aluminum	600111.SH	Northern Rare Earth
000878.SZ	Yunnan Copper	600219.SH	Nanshan Aluminum
000933.SZ	Shenhuo Group	600362.SH	Jiangxi Copper
000960.SZ	Yunnan Tin	601212.SH	Baiyin Nonferrous
002203.SZ	Hailiang Holdings	603799.SH	Huayou Cobalt
01378.HK	China Hongqiao		

If there are significant changes in the principal business of or extreme values with significant deviation in the benchmarking enterprises samples during the annual appraisal, the Board will remove or replace the samples in the year-end appraisal.

(IV) Appraisal of Participants at individual level

The individual appraisal of the Participants shall be conducted annually in accordance with the Appraisal Management Measures for the Implementation of the 2021 Incentive Scheme for Restricted Shares of Aluminum Corporation of China Limited* (《中國鋁業股份有限公

司2021年限制性股票激勵計劃實施考核管理辦法》) and the appraisal results (S) are divided into three levels. The percentage of unlocking of the Restricted Shares for the year shall be determined in accordance with individuals' performance evaluation results. The individuals' actual unlocking limit for the current year = standard coefficient × limit planned to be unlocked by individuals in the current year. Special circumstances in the appraisal of the individual shall be decided by the Board. Details are as follows:

Appraisal results (S)	S≥80	80>S≥70	S<70
Standard coefficient	1.0	0.9	0

If the Unlocking Conditions for the current period are not fulfilled due to the failure of the performance appraisal at Company level or at individual level, the corresponding Restricted Shares shall not be unlocked or deferred to the next period and shall be repurchased by the Company at the lower of Grant Price and stock market price (average trading price of the underlying shares of the Company for the last 1 trading day immediately preceding the announcement of the Board resolution on the consideration of the repurchase) at the time of the repurchase.

(V) Scientificity and reasonableness of the appraisal indicators

The appraisal indicators for the Incentive Scheme are divided into two levels, i.e. performance appraisal at company level and performance appraisal at individual level.

The Company has selected compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses, EOE and EVA as the performance appraisal indicators at company level. The above indicators are the core financial indicators of the Company, reflecting the growth, profitability and revenue quality of the Company respectively. After a reasonable forecast and taking into account the incentive effect of the Incentive Scheme, the Company has set reasonable performance appraisal targets for the Incentive Scheme. The setting of performance targets for the Incentive Scheme is challenging on the basis of ensuring the feasibility of the Incentive Scheme, and can realize the principle of "incentive and constraint equivalence". In addition to the performance appraisal at company level, the Company has established a strict performance appraisal system for individuals, which comprehensively evaluates the performance of the Participants in an accurate and all-round manner. The Company will determine whether the Participants meet the Unlocking Conditions based on their performance appraisal results.

In conclusion, the appraisal system for the Incentive Scheme of the Company is all-round, comprehensive and operable, and the appraisal indicators are scientific and reasonable, which are binding on the Participants and are capable of serving the goal of appraisal of the Incentive Scheme.

CHAPTER IX METHODS OF AND PROCEDURES FOR ADJUSTING THE RESTRICTED SHARES

I. Methods of Adjusting the Number of the Restricted Shares

During the period from the date of the announcement of the Scheme to the completion of registration of the Restricted Shares held by the Participants, in case of any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, etc. made by the Company, the number of Restricted Shares shall be adjusted accordingly. The adjustment methods are set out below:

1. *Conversion of capital reserve into share capital, bonus issue and share split*

$Q = Q_0 \times (1 + n)$

Where: Q_0 represents the number of the Restricted Shares before the adjustment; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split (i.e. increase in the number of shares for each share held upon conversion of capital reserve into share capital, bonus issue or share split); Q represents the number of the Restricted Shares after the adjustment.

2. *Rights issue*

$Q = Q_0 \times P_1 \times (1 + n) \div (P_1 + P_2 \times n)$

Where: Q_0 represents the number of the Restricted Shares before the adjustment; P_1 represents the closing price on the date of share registration; P_2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of shares issued under the rights issue to the Company's total share capital before the rights issue); Q represents the number of the Restricted Shares after the adjustment.

3. *Share consolidation*

$Q = Q_0 \times n$

Where: Q_0 represents the number of the Restricted Shares before the adjustment; n represents the share consolidation ratio (i.e., 1 share will be consolidated into n shares); Q represents the number of the Restricted Shares after the adjustment.

4. Dividend distribution and issuance of new shares

In case of dividend distribution or issuance of new shares, the number of the Restricted Shares shall not be adjusted.

II. Methods of Adjusting the Grant Price of the Restricted Shares

During the period from the date of the announcement of the Scheme to the completion of registration of the Restricted Shares held by the Participants, in case of any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, dividend distribution, etc. made by the Company, the Grant Price of the Restricted Shares shall be adjusted accordingly. The adjustment methods are set out below:

1. Conversion of capital reserve into share capital, bonus issue and share split

$$P = P_0 \div (1 + n)$$

Where: P_0 represents the Grant Price before the adjustment; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split; P represents the Grant Price after the adjustment.

2. Rights issue

$$P = P_0 \times (P_1 + P_2 \times n) \div [P_1 \times (1 + n)]$$

Where: P_0 represents the Grant Price before the adjustment; P_1 represents the closing price on the date of share registration; P_2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of shares issued under the rights issue to the Company's total share capital before the rights issue); P represents the Grant Price after the adjustment.

3. Share consolidation

$$P = P_0 \div n$$

Where: P_0 represents the Grant Price before the adjustment; n represents the share consolidation ratio (i.e., 1 share will be consolidated into n shares); P represents the Grant Price after the adjustment.

4. Dividend distribution

$P = P_0 - V$

Where: P_0 represents the Grant Price before the adjustment; V represents the dividend per Share; P represents the Grant Price after the adjustment. P shall remain greater than 1 after the adjustment for dividend distribution.

5. Issuance of new shares

In case of issuance of new shares, the Grant Price of the Restricted Shares shall not be adjusted.

III. Adjustment Procedures for the Scheme

1. The Company's shareholders' general meetings authorize the Board to adjust the number of Restricted Shares and the Grant Price based on the reasons set forth. After the Board adjusts the number of Restricted Shares and the Grant Price in accordance with the above provisions, it shall promptly announce and notify the Participants.

2. If there is a need to adjust the number of Restricted Shares, the Grant Price or other terms for other reasons, such adjustment shall be considered by the Board and then re-reported to the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting for consideration and approval.

3. The Company shall engage a legal adviser to provide professional opinion to the Board on whether such adjustments are in compliance with the provisions of the relevant documents of the CSRC or the relevant regulatory authorities, the Articles of Association and the Scheme.

CHAPTER X ACCOUNTING TREATMENT OF THE RESTRICTED SHARES

I. Accounting Treatment of the Restricted Shares

In accordance with the provisions of the Accounting Standard for Business Enterprises No. 11 – Share-based Payments, on each date of statement of financial position within the Lock-up Periods, the Company shall revise the number of the Restricted Shares which are expected to be unlocked based on the latest number of persons whose Restricted Shares are eligible to be unlocked, completion of performance targets and other subsequent information which are available to the Company, and recognise the services received in the relevant period in the corresponding costs or expenses and capital reserve at the fair value of the Restricted Shares on the Grant Date.

1. Accounting treatment on the Grant Date: the share capital and capital reserve shall be determined according to the issuance of the Restricted Shares to the Participants by the Company.

2. Accounting treatment within the Lock-up Periods: in accordance with the provisions of the accounting standards, on each date of statement of financial position within the Lock-up Periods, the services received from the employees shall be recognised in costs or expenses, and owner's equity or liability shall be recognised simultaneously.

3. Accounting treatment on the unlocking date: the Restricted Shares can be unlocked if all of the Unlocking Conditions are satisfied; if the Restricted Shares, either in part or in whole, are not unlocked and thus lapse or become void, they shall be dealt with in accordance with accounting standards and relevant provisions.

II. Determination of Fair Value of the Restricted Shares

The fair value of the Restricted Shares will be determined by the market price on the Grant Date or the subscription price to be paid by the Participants.

III. Impact of Share-based Payment Expenses on Operating Results of the Company in Each Period

The Company shall grant 131,000,000 Restricted Shares to Participants under the first grant. Assuming the grant is carried out in early March 2022 and the stock price of the A Shares of the Company on the Grant Date is RMB6.23 per share (estimated at the closing price of RMB6.23 per share on 21 December 2021), the total estimated amortisation expense of the Restricted Shares will be RMB412.65 million (which will be duly forecasted when granted). Such expenses shall be recognised in phases based on the unlocking proportions during the implementation of the Incentive Scheme and the capital reserve will be increased at the same time. See the table below for details:

2022 *(RMB0,000)*	2023 *(RMB0,000)*	2024 *(RMB0,000)*	2025 *(RMB0,000)*	2026 *(RMB0,000)*
12,895.31	15,474.38	8,596.88	3,782.63	515.81

Note: The above are preliminary estimates made by the Company on the assumptions of the currently available data. Actual amounts shall be ascertained using fair values of the Restricted Shares that are measured on the actual Grant Date, which are subject to the amounts audited by the accounting firm. The accounting treatment of reserved Restricted Shares is identical to that of the Restricted Shares under the first grant in the Scheme.

The total expenses incurred by the share incentive will be recorded as expenses in the recurring profit and loss. According to the evaluation of the Company based on the information available, without taking into account the stimulus effects of the Incentive Scheme on the results of the Company, the amortization of the expenses of the Scheme shall affect the net profit of each year during the Validity Period, although the extent of which would not be substantial. The positive impact of the Incentive Scheme on the development of the Company taken into account, such as motivating the management team and increasing the operational efficiency, the benefits generated from the improvement in the Company's results due to the Incentive Scheme shall far exceed the increase in costs.

CHAPTER XI PROCEDURES OF IMPLEMENTATION OF THE SCHEME

I. Procedures to Take Effect for the Restricted Shares Incentive Scheme

(I) The remuneration committee under the Board is responsible for preparing the Restricted Share Incentive Scheme and submitting it to the Board for consideration;

The Board shall arrive at a resolution on the Incentive Scheme in accordance with the laws. When the Board considers the Incentive Scheme, any director who is also a Participant or has a related-party relationship with any Participant shall abstain from voting.

(II) The independent directors and the supervisory committee shall issue opinions in respect of whether the Scheme is beneficial to the Company's sustainable development and whether there is any apparent prejudice to the interests of the Company and all shareholders. A legal opinion on the Incentive Scheme will be issued by the law firm engaged by the Company and announced at the same time as the Incentive Scheme. The Company will engage an independent financial advisor to give a professional opinion on the feasibility of the Scheme, whether it is beneficial to the Company's sustainable development and whether there is any prejudice to the interests of the Company and the impact on the interests of the shareholders.

(III) The Scheme shall be submitted to the shareholders' general meetings, the A shareholders class meeting and the H shareholders class meeting for consideration and implementation upon the consideration and approval of the Board and following the announcement procedures, and with approval of the competent state-owned assets supervision authorities. In the meantime, authorization from shareholders' general meetings will be requested to implement the grant, unlocking and repurchase.

(IV) Before convening the shareholders' general meetings, the Company shall publicise a list of the Participants internally for at least 10 days, either on the Company's website or other channels. The supervisory committee shall review the list of the Participants and fully consider the feedback received during the publication process. Details regarding the review of the supervisory committee on the list of the Participants and the publication shall be disclosed 5 days before the Scheme is considered at the shareholders' general meetings.

(V) The Company shall conduct a self-inspection on the trading of the shares by persons who were privy to insider information during the six months prior to the announcement of the Incentive Scheme to state whether there was any insider trading.

(VI) Before convening shareholders' general meetings to consider the Incentive Scheme, the independent directors shall solicit proxy votes from all shareholders in respect of the Scheme. The contents of the Incentive Scheme, which have been formulated in accordance with Article 9 of the Administrative Measures, shall be voted at the shareholders' general meetings, the A shareholders class meeting and the H shareholders class meeting, and be approved by more than 2/3 of the voting rights held by the shareholders attending the meetings. The votes of the shareholders other than the directors, the supervisors and senior management of the Company, as well as the shareholders individually or collectively holding more than 5% of the Company's shares shall be counted and disclosed separately.

The shareholders who are the Participants or who have a related-party relationship with any Participant shall abstain from voting when the Scheme is being considered at the shareholders' general meetings.

(VII) When the Scheme is considered and approved at the shareholders' general meetings, the A shareholders class meeting and the H shareholders class meeting and the grant conditions stipulated in the Scheme are fulfilled, the Company will grant the Restricted Shares to the Participants within the prescribed time. Upon authorization by the shareholders' general Meetings, the Board shall be responsible for the implementation of the grant, unlocking and repurchase of the Restricted Shares.

II. Procedures for the Grant of the Restricted Shares

(I) Upon approval of the Scheme at the shareholders' general meetings, the A shareholders class meeting and the H shareholders class meeting, the remuneration committee of the Board shall be responsible for preparing the grant program for Restricted Shares;

(II) The Board shall consider and approve the grant program for Restricted Shares proposed by the remuneration committee;

(III) Before the Company grants any entitlements to the Participants, the Board shall consider whether the Participants have satisfied the conditions of the grant prescribed in the Scheme and make announcement accordingly. The independent directors and the supervisory committee shall issue explicit opinions at the same time. The law firm engaged by the Company shall issue legal opinion as to whether the Participants have satisfied the conditions of the grant; the independent financial advisor shall also provide a clear opinion;

(IV) The supervisory committee shall verify whether the list of Participants for the grant of Restricted Shares corresponds to the Participants specified in the Incentive Scheme approved by the shareholders' general meetings;

(V) The Company shall enter into a Restricted Shares grant agreement with the Participants in order to determine the respective rights and obligations of each party;

(VI) The Participants shall pay the funds for subscription of the Restricted Shares to the account designated by the Company according to the Company's requirements, and after verification and confirmation by a certified public accountant, the late payment of funds shall be deemed as the Participants giving up the subscription of the granted Restricted Shares;

(VII) Upon consideration and approval of the Scheme at the shareholders' general meetings, the A shareholders class meeting and the H shareholders class meeting, the Company shall grant the Restricted Shares to the Participants and complete the announcement and registration procedures within 60 days from the date on which the Scheme is considered and approved at the shareholders' general meetings. The Board shall make announcement upon the completion of registration of the Restricted Shares regarding details of the implementation in a timely manner. If the Company fails to complete the abovementioned work within 60 days, the Scheme shall be terminated, in such case the Board shall disclose the reasons of non-completion in a timely manner, and shall not consider an equity incentive scheme within 3 months (according to the provisions of the Administrative Measures, the 60-day period excludes the period in which a listed company is prohibited from granting Restricted Shares);

(VIII) If the senior management of the Company, as the Participants, has reduced its shareholding in the Company within 6 months prior to the grant of Restricted Shares and there is no trading with insider information after verification, the Company may defer the grant of Restricted Shares to 6 months after the date of the last reduction transaction with reference to the provisions on short term trading under the Securities Law;

(IX) The Company shall apply to the Stock Exchange prior to the grant of the Restricted Shares. The Depository and Clearing Company shall handle the registration and settlement matters upon the confirmation of the Stock Exchange;

(X) After the completion of the registration of the grant of Restricted Shares, the Company shall register the change of registered capital with the registration department for industry and commerce.

III. Procedures for Unlocking of the Restricted Shares

(I) Before the unlocking dates, the Company shall confirm whether the Participants have satisfied the Unlocking Conditions. The Board shall consider whether the Unlocking Conditions under the Scheme have been satisfied, and the independent directors and the supervisory committee shall issue explicit opinions at the same time. The Company's legal adviser shall issue legal opinion as to whether the Unlocking Conditions of the Participants have been satisfied. As to the Participants who have satisfied the Unlocking Conditions, the Company shall handle the unlocking of the Restricted Shares on a uniform basis. For the Participants who have not satisfied the Unlocking Conditions, the corresponding Restricted Shares for the unlocking held by such persons shall be repurchased by the Company. The Company shall announce the details regarding the implementation in a timely manner.

(II) Participants may transfer their unlocked Restricted Shares, whereas the transfer of the Restricted Shares held by the directors and members of senior management of the Company shall comply with the requirements of the relevant laws, regulations and regulatory documents.

(III) The Company shall apply to the Stock Exchange before unlocking the Restricted Shares held by the Participants. The Depository and Clearing Company shall handle the registration and settlement matters upon the confirmation of the Stock Exchange.

CHAPTER XII RESPECTIVE RIGHTS AND OBLIGATIONS OF THE COMPANY AND THE PARTICIPANTS

I. Rights and Obligations of the Company

1. The Company shall have the right to construe and execute the Scheme and shall appraise the performance of the Participants based on the provisions of the Scheme. If a Participant fails to satisfy the Unlocking Conditions required under the Scheme, the Company shall repurchase the Restricted Shares which have not yet been unlocked of such Participant, in accordance with the principles as prescribed under the Scheme.

2. If a Participant breaches his/her obligations of loyalty under the Company Law, the Articles of Association and others, or impairs the interests and reputation of the Company due to breach of laws, violation of professional ethics, leak of confidential information of the Company, breach of duty or malfeasance, the Company shall repurchase the Restricted Shares that have not been unlocked; if the breach is serious, the Board shall have the right to recover all or part of gains derived from the unlocked Restricted Shares.

3. The Company shall not provide loans or financial assistance in any other forms, including guarantee for loans, to the Participants to obtain the relevant Restricted Shares or unlock under the Scheme.

4. The Company shall perform its reporting, information disclosure and other obligations under the Scheme in a timely manner in accordance with the relevant requirements.

5. The Company shall actively assist the Participants who have satisfied the Unlocking Conditions to unlock the selling restrictions in accordance with the relevant requirements of the Scheme, the CSRC, the Stock Exchange and the Depository and Clearing Company. However, the Company shall not be responsible for any losses incurred by a Participant in the case that the Restricted Shares are not unlocked as the Participant so wishes by reasons relating to the CSRC, the Stock Exchange and the Depository and Clearing Company.

6. The Company shall withhold and pay the personal income tax and other taxes and fees payable by the Participants according to the relevant provisions of the national tax laws and regulations.

7. The Company's determination of the Participants of the Scheme does not mean that they have the right to continue to serve the Company, nor does it constitute a commitment by the Company on staff employment duration. The employment relationship between the Company and the employees will remain in compliance with the labor contracts signed with the Participants.

8. Other relevant rights and obligations as stipulated by laws and regulations.

II. Rights and Obligations of the Participants

1. The Participants shall fulfill the requirements of their positions as expected by the Company, and shall work with diligence and responsibility, strictly observe professional conduct, and make contributions to the development of the Company.

2. The Participants shall comply with the selling restrictions under the Scheme in respect of the Restricted Shares being granted. Before selling restrictions are unlocked, the Restricted Shares granted to the Participants shall not be transferred, pledged or used for repayment of debt or be entitled to other rights of disposal.

3. The source of funds for the Participants is their own financing.

4. Upon completion of registration of transfer by the Depository and Clearing Company, the Restricted Shares granted to the Participants shall enjoy the rights as those conferred on the shares, including but not limited to the right to dividends and allotment options on such shares. However, if, within the Lock-up Period, the Participants are entitled to shares arising from bonus issue, conversion of capital reserve into share capital, rights issue to original shareholders upon issuance of new shares in connection with the Restricted Shares which have been granted to the Participants, such shares shall not be disposed of in the secondary market or otherwise transferred and shall be subject to the same expiry date of the Lock-up Periods as that of the Restricted Shares.

5. Any gains obtained by the Participants under the Scheme are subject to individual income tax and other taxes according to PRC tax laws. The Participants agree that the Company shall withhold and pay the aforesaid individual income tax.

6. The Participants undertake that, where there are false representations or misleading statements contained in, or material omissions from the disclosure documents of the Company and as a result of which the conditions of grant or arrangements for exercise of rights are not satisfied, the Participants concerned shall return to the Company all interests obtained from the Scheme when it is found that the relevant disclosure documents of the Company contain false representations, misleading statements or material omissions.

7. Upon consideration and approval of the Scheme at the shareholders' general meetings, the A shareholders class meeting and the H shareholders class meeting, the Company shall enter into the Agreement on Grant of Restricted Shares with each Participant in which the respective rights and obligations of each party as well as other relevant matters shall be stipulated.

8. When the Company distributes cash dividends, the cash dividends to be received by the Participants in respect of the Restricted Shares granted to them shall be enjoyed by the Participants after withholding and paying personal income tax; if such portion of the Restricted Shares cannot be unlocked, the Company shall deduct such portion of cash dividends that the Participants are entitled to when repurchasing such portion of the Restricted Shares in accordance with the provisions of the Scheme and make corresponding accounting treatment.

9. Other relevant rights and obligations as stipulated by laws and regulations.

CHAPTER XIII METHODS OF HANDLING UNUSUAL CHANGES TO THE COMPANY AND THE PARTICIPANTS

I. The Scheme shall be terminated immediately in case any of the following events occurs to the Company:

1. issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect to the Company's financial accounting report for the most recent accounting year;

2. issuance of an auditors' report with adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's internal control over financial reporting for the most recent accounting year;

3. failure to carry out profit distribution in accordance with the laws and regulations, the Articles of Association or public undertakings during the last 36 months after listing;

4. prohibition from implementation of any equity incentive scheme by applicable laws and regulations;

5. any other circumstances under which the Incentive Scheme shall be terminated as prescribed by the CSRC.

When the Company terminates the Scheme in the above circumstances, any Restricted Shares which have been granted to the Participants and not unlocked shall be repurchased by the Company at the Grant Price in accordance with the relevant provisions of the Scheme.

II. The Scheme shall not be changed and shall be implemented as usual in case any of the following events occur to the Company:

1. change of control of the Company;

2. merger or spin-off of the Company.

III. Where there are false representations or misleading statements contained in, or material omissions from the disclosure documents of the Company and as a result of which the conditions of grant or arrangements for unlocking the restrictions are not satisfied, the Restricted Shares not unlocked shall be repurchased by the Company on a uniform basis. In respect of the Restricted Shares granted to the Participants which have been unlocked, the Participants concerned shall return to the Company all entitlements granted. Where a Participant not being responsible for any of the aforesaid matters returns the entitlements granted and thereby suffers losses, such Participant may claim against the Company or any other responsible persons in accordance with the relevant arrangements under the Scheme.

The Board shall recover all the income obtained by the Participants in accordance with the aforesaid provisions and the relevant arrangements under the Scheme.

IV. Changes to the individual circumstances of the Participants during the Validity Period

1. Where a Participant has a normal job adjustment, and works in the Company and its subsidiaries or is dispatched by the Company, and belongs to the scope of equity incentive personnel, the Restricted Shares granted to them shall be fully implemented in accordance with the provisions of the Incentive Scheme before the job adjustment; without in the scope of equity incentive personnel, the Restricted Shares which have been granted and not unlocked shall be repurchased by the Company at the Grant Price plus interest on bank demand deposits in the same period. Where a Participant becomes an independent director or a supervisor who cannot hold the Restricted Shares of the Company, the Restricted Shares which have been granted but not unlocked under the Scheme shall be repurchased by the Company at the Grant Price plus interest on fixed bank deposits in the same period.

2. Where a Participant retires and does not continue to work in the Company or its subsidiaries, or terminates the labor relationship with the Company due to objective reasons such as job adjustment not under the control of the individual, the Participant unlocks the restrictions according to the agreed conditions based on the performance appraisal period and the specific time limit. The remaining Restricted Shares which have been granted and not unlocked shall not be unlocked, and the Company shall repurchase them at the Grant Price plus interest on fixed bank deposits in the same period.

3. Where a Participant terminates the labor contract due to the expiration of the labor contract, or terminates the labor contract on his/her own initiative, the Restricted Shares which have been granted and not unlocked of such Participant shall be repurchased by the Company at the lower of Grant Price and stock market price (average trading price of the underlying shares of the Company for the last 1 trading day immediately preceding the announcement of the Board resolution on the consideration of the repurchase) at the time of the repurchase.

4. In the following circumstances, the Participant shall return the income derived from the equity incentive, and the Restricted Shares which have been granted and not unlocked shall be repurchased by the Company. The repurchase price is the lower of the Grant Price or the stock market price of the Company at the time of the repurchase.

   (1) where the Participant has breached national laws or regulations, violated professional ethics, dereliction of duty or misconduct, which severely impaired the interest or reputation of the Company, or caused economic losses to the Company, whether direct or indirect;

   (2) where a Participant is dismissed due to violation of the Company's rules and regulations to a severe extent according to relevant provisions of the Company's reward and punishment;

   (3) where the Company has sufficient proof that the Participant, during his or her term of office, has caused direct or indirect losses to the Company due to his or her violation of laws or disciplines such as bribery, solicitation of bribes, corruption, theft and divulgence of confidential operational and technological information of the Company;

   (4) where the Participant is held criminally liable for act of crime;

   (5) where the Participant causes improper losses to the Company as a result of violating relevant laws and regulations or the Articles of Association;

   (6) where the Restricted Shares are not permitted to be granted to the Participants pursuant to article 8 of the Administrative Measures.

5. Where the Participant terminates the labor relationship due to death, the Restricted Shares which have been granted to the Participant but not yet unlocked shall not be unlocked and shall be repurchased by the Company, and the repurchase price shall be the sum of the Grant Price plus interest on fixed bank deposits in the same period.

6. Other circumstances not stated above and the handling method thereof shall be determined by the Board.

V. Resolution of disputes between the Company and the Participants

Any dispute arising between the Company and the Participants shall be resolved in accordance with provisions of the Incentive Scheme and the equity incentive agreement. Disputes not explicitly covered by the provisions shall be resolved by negotiation in accordance with the national laws on fair and reasonable principles. Where negotiation is unsuccessful, litigation may be instigated at a competent People's Court in the Company's place of domicile.

CHAPTER XIV PROCEDURES FOR AMENDING AND TERMINATING OF THE SCHEME

I. Procedures for Amending of the Scheme

(I) Any proposed amendment to the Scheme by the Company prior to consideration of the Scheme at the shareholders' general meetings shall be subject to consideration and approval of the Board.

(II) Any proposed amendment to the Scheme by the Company after consideration and approval of the Scheme at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting shall be subject to consideration and approval at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting of the Company (except for matters authorized by the shareholders' general meetings to the Board), provided that such amendment shall not:

1. result in premature unlocking of restriction;

2. reduce the Grant Price.

(III) The independent directors and the supervisory committee shall issue opinions in respect of whether the amended scheme is beneficial to the Company's sustainable development and whether there is any apparent prejudice to the interests of the Company and all shareholders.

(IV) The law firm engaged by the Company shall issue professional opinion as to whether the amended Scheme is in compliance with the provisions of the Administrative Measures, the relevant laws and regulations, and whether there is any apparent prejudice to the interests of the Company and all shareholders.

II. Procedures for Terminating of the Scheme

(I) Any proposed termination of the Scheme by the Company prior to consideration of the Scheme at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting shall be subject to consideration and approval of the Board.

(II) Any proposed termination of the Scheme by the Company after consideration and approval of the Scheme at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting shall be subject to consideration and approval at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting of the Company.

(III) The law firm engaged by the Company shall issue professional opinion as to whether the termination of the Scheme is in compliance with the provisions of the Administrative Measures, the relevant laws and regulations, and whether there is any apparent prejudice to the interests of the Company and all shareholders.

(IV) In case of termination of the Scheme, the Company shall repurchase all the Restricted Shares that are not unlocked and deal with the relevant matters in accordance with the Company Law.

(V) The Company shall apply to the Stock Exchange before repurchasing the Restricted Shares. The Depository and Clearing Company shall handle the registration and settlement matters upon the confirmation of the Stock Exchange.

(VI) The Company shall terminate the implementation of the Scheme and shall not review and disclose the Scheme within 3 months from the date of announcement of the resolution.

CHAPTER XV PRINCIPLES OF REPURCHASING RESTRICTED SHARES

I. Methods for Adjusting Repurchase Volume

After completion of the registration of the Restricted Shares which have been granted to the Participants, if there is any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, etc. made by the Company, the Company shall make adjustments to the repurchase volume of the Restricted Shares yet to be unlocked accordingly. The adjustment methods are set out below:

1. Conversion of capital reserve into share capital, bonus issue and share split

$Q = Q_0 \times (1 + n)$, where: Q_0 represents the number of the Restricted Shares before the adjustment; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split (i.e. increase in the number of shares for each share held upon conversion of capital reserve into share capital, bonus issue or share split); Q represents the number of the Restricted Shares after the adjustment.

2. Rights issue

$Q = Q_0 \times P_1 \times (1 + n) \div (P_1 + P_2 \times n)$, where: Q_0 represents the number of the Restricted Shares before the adjustment; P_1 represents the closing price on the date of share registration; P_2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of shares issued under the rights issue to the Company's total share capital before the rights issue); Q represents the number of the Restricted Shares after the adjustment.

3. Share consolidation

$Q = Q_0 \times n$, where: Q_0 represents the number of the Restricted Shares before the adjustment; n represents the share consolidation ratio (i.e., 1 share will be consolidated into n shares); Q represents the number of the Restricted Shares after the adjustment.

4. Dividend distribution and additional issue of new shares

Under the circumstance of dividend distribution and additional issue of new shares, no adjustment will be made to the number of Restricted Shares.

II. Methods for Adjusting Repurchase Price

In the event that the Company repurchases the Restricted Shares according to the Incentive Scheme, unless otherwise specified in the Incentive Scheme, the repurchase price shall be the Grant Price except for those whose repurchase price needs to be adjusted in accordance with the Scheme.

After completion of the registration of the Restricted Shares which have been granted to the Participants, if there is any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, dividend distribution or any other event that affects the Company's total share capital or share price, the Company shall make corresponding adjustments to the repurchase price of the Restricted Shares which are not yet unlocked. The adjustment methods are set out below:

1. *Conversion of capital reserve into share capital, bonus issue and share split*

$P = P_0 \div (1 + n)$, where: P represents the repurchase price of each Restricted Share after the adjustment; P_0 represents the Grant Price of each Restricted Share; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split (i.e., increase in the number of shares for each share held upon conversion of capital reserve into share capital, bonus issue or share split).

2. *Rights issue*

$P = P_0 \times (P_1 + P_2 \times n) \div [P_1 \times (1 + n)]$, where: P_1 represents the closing price on the date of share registration; P_2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of shares issued under the rights issue to the Company's total share capital before the rights issue).

3. *Share consolidation*

$P = P_0 \div n$, where: P represents the repurchase price of each Restricted Share after the adjustment; P_0 represents the Grant Price of each Restricted Share; n represents the share consolidation ratio (i.e., 1 share will be consolidated into n shares).

4. *Dividend distribution*

$P = P_0 - V$, where: P_0 represents the repurchase price of each Restricted Shares before the adjustment; V represents the dividend per Share; P represents the repurchase price of each Restricted Shares after the adjustment. P shall remain greater than 1 after the adjustment for dividend distribution.

5. Issuance of shares

In case of issuance of new shares, the repurchase price of the Restricted Shares shall not be adjusted.

III. Procedures for Adjustment of Repurchase Price and Volume

(I) The Board shall be authorized at shareholders' general meetings to adjust the repurchase price and volume of Restricted Shares based on the reasons listed above. After the adjustment according to the above provisions, an announcement shall be made in a timely manner.

(II) The adjustment to the repurchase price and volume of Restricted Shares for other reasons shall be subject to resolution of the Board and consideration and approval at the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting.

IV. Procedures of Repurchase

(I) The Company shall promptly convene a board meeting to consider the repurchase plan, if necessary, submit the repurchase plan to the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting for approval, and announce in a timely manner.

(II) The repurchase by the Company under the Incentive Scheme shall be implemented in accordance with the requirements under Company Law.

(III) The Company shall apply to the Stock Exchange for completing the formalities of the Restricted Shares when implementing the repurchase under the Incentive Scheme, upon the confirmation by the Stock Exchange, the Company shall complete the formalities at the Depository and Clearing Company in a timely manner, and make announcement(s).

CHAPTER XVI OTHER MATTERS OF SIGNIFICANCE

I. Where any terms of the Scheme are in conflict with any provision of the relevant PRC laws, regulations and administrative rules and regulatory documents, the provision of such laws, regulations and administrative rules and regulatory documents shall prevail. Where it is not explicitly provided in the Scheme, it shall be subject to or adjusted pursuant to the relevant PRC laws, regulations and administrative rules and regulatory documents.

II. Where Participants are in violation of the Scheme, the Articles of Association or relevant PRC laws, regulations and administrative rules and regulatory documents, all gains arising from the disposal of the shares granted under the Scheme shall belong to the Company and the Board of the Company shall be responsible for the implementation.

III. The Scheme shall be implemented upon the completion of the following procedures: review and approval of the competent state-owned assets supervision authorities; consideration and approval by the shareholders' general meetings, A shareholders class meeting and H shareholders class meeting.

IV. The Board authorizes the remuneration committee to formulate the Administrative Measures of the Scheme.

V. The Scheme shall be interpreted by the Board of the Company.

The Board of Aluminum Corporation of China Limited*
22 December 2021

ALUMINUM CORPORATION OF CHINA LIMITED
APPRAISAL MANAGEMENT MEASURES FOR THE IMPLEMENTATION OF THE 2021 RESTRICTED SHARE INCENTIVE SCHEME

The Measures are formulated in accordance with the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, the Measures for the Administration of Equity Incentives of Listed Companies, the Trial Measures on Implementation of Equity Incentive Schemes by State-owned Listed Companies (Domestic), the Notice on Regulating the Implementation of the Equity Incentive System by State-owned Listed Companies as well as other relevant laws, regulations, regulatory documents and the relevant provisions of the Articles of Association of Aluminum Corporation of China Limited, as well as the actual conditions of the Company, in order to ensure the smooth implementation of the 2021 Restricted Share Incentive Scheme (the "**Incentive Scheme**") of Aluminum Corporation of China Limited (the "**Company**"), further optimize the corporate governance structure, form a good and balanced value distribution system, motivate the core backbone staff of the Company to work honestly and diligently, ensure the steady improvement of the Company's performance, and ensure the realization of the Company's development strategy and business objectives.

I. PURPOSE OF APPRAISAL

To further optimize the corporate governance structure, establish and improve the incentive and restraint mechanism of the Company, ensure the smooth implementation of the Incentive Scheme, and maximize the role of equity incentive to the greatest extent, so as to ensure the realization of the Company's development strategy and business objectives.

II. PRINCIPLES OF APPRAISAL

(I) Strategy-oriented and decomposing target. Combine professional and business management to decompose corporate strategic targets and annual key tasks step by step, run through the entire process of professional management and business processes, so as to promote the efficient operation of various businesses of the enterprise and ensure the effective implementation of strategic targets.

(II) Attaching importance to actual performance and quantifying scientifically. Reasonably set up appraisal indicators and appraisal standards, based on actual work performance, perform quantitative evaluations of appraisal indicators openly, fairly and justly in accordance with standardized procedures and scientific methods.

(III) Putting people first and strengthening incentives. Adhere to the combination of corporate interests and individual incentives and the combination of individual work performance and corporate organizational performance.

III. SCOPE OF APPRAISAL

The Measures is applicable to all Participants who are ascertained according to the Incentive Scheme, including directors, senior and middle-level management and core technical (business) backbone of the Company.

IV. INSTITUTIONS IN CHARGE OF APPRAISAL

(I) The remuneration committee of the Board is responsible for leading and organizing the appraisal on the Participants.

(II) The Company's human resources department, finance department and other relevant departments shall, under the guidance of the remuneration committee of the Board, be responsible for specific appraisal work, preserve the appraisal results, prepare an appraisal report on the basis of the results and submit to the remuneration committee of the Board.

V. INDICATORS AND STANDARDS FOR THE PERFORMANCE APPRAISAL

(I) Appraisal at Company Level

1. Performance appraisal conditions for granting:

   The EOE of the Company for 2020 shall not be lower than 25% as well as the 50 percentile of the benchmarking enterprises. On the basis of the operating results for 2019, the growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2020 of the Company shall not be lower than 34.50% as well as the 50 percentile of the benchmarking enterprises. The ΔEVA of the Company for 2020 is positive.

2. Unlocking Conditions for Restricted Shares:

   The Restricted Shares granted in the Incentive Scheme shall be appraised on performance on a yearly basis during the three appraisal accounting years of the Unlocking Periods (2022–2024) to achieve the performance appraisal targets of the Company, which shall be regarded as the Unlocking Conditions of the Participants.

The performance appraisal for unlocking the Restricted Shares granted under the first grant and the reserved grant under the Incentive Scheme is shown in the following table:

Unlocking Period	Performance appraisal targets
The first Unlocking Period for the Restricted Shares granted under the first grant and the reserved grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2022 of the Company shall not be lower than 110% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2022 shall not be less than 28% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target and operational cash flow appraisal target or free cash flow appraisal target set by the Board shall be completed in 2022;
The second Unlocking Period for the Restricted Shares granted under the first grant and the reserved grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2023 of the Company shall not be lower than 75% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2023 shall not be less than 28.5% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target and operational cash flow appraisal target or free cash flow appraisal target set by the Board shall be completed in 2023;
The third Unlocking Period for the Restricted Shares granted under the first grant and the reserved grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2024 of the Company shall not be lower than 60% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2024 shall not be less than 29% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target and operational cash flow appraisal target or free cash flow appraisal target set by the Board shall be completed in 2024;

Notes: ①EOE = EBITDA/average net assets, wherein EBITDA stands for net profit before deducting income tax, interest expenses, depreciation and amortization; the average net assets are the arithmetic mean of the sum of opening and closing owners' equity attributable to shareholders of the parent. ②In calculating the EOE indicator, the impact of changes in the measurement method for fair value of the assets held by the Company on the net assets should be eliminated. During the validity period of the Incentive Scheme, in the case of financing through issuance of shares, the acquisition of assets through issuance of shares, the conversion of convertible bonds and other events, the newly added net assets and the profits generated by these net assets shall not be included in the appraisal calculation scope. ③In the case that the net profit of benchmarking enterprises of the Company falls more than 30% year-on-year on average each unlocking appraisal year, the net profit growth rate attributable to owners of the parent after deduction of non-recurring profits and losses and net asset cash return of the Company are not less than the 80 percentile of the benchmarking enterprises or 1.5 times the industry average level in the current year, the indicator is deemed to be qualified.

(II) Appraisal of Participants at Individual Level

The individual appraisal of the Participants shall be conducted annually in accordance with the Appraisal Management Measures for the Implementation of the 2021 Restricted Shares Incentive Scheme of Aluminum Corporation of China Limited (《中國鋁業股份有限公司2021年限制性股票激勵計劃實施考核管理辦法》) and the appraisal results (S) are divided into three levels. The percentage of unlocking of the Restricted Shares for the year shall be determined in accordance with individuals' performance evaluation results. The individuals' actual unlocking limit for the current year = standard coefficient × limit planned to be unlocked by individuals in the current year. Special circumstances in the appraisal of the individual shall be decided by the Board. Details are as follows:

Appraisal results (S)	S≥80	80>S≥70	S<70
Standard coefficient	1.0	0.9	0

If the Unlocking Conditions for the current period are not fulfilled due to the failure of the performance appraisal at Company level or at individual level, the corresponding Restricted Shares shall not be unlocked or deferred to the next period and shall be repurchased by the Company at the lower of Grant Price and stock market price (average trading price of the underlying shares of the Company for the last 1 trading day immediately preceding the announcement of the Board resolution on the consideration of the repurchase) at the time of the repurchase.

VI. APPRAISAL PERIOD AND FREQUENCY

1. Appraisal Period

The appraisal years for unlocking the Restricted Shares are 2022, 2023 and 2024, respectively.

2. Appraisal Frequency

Once a year during the implementation period of the Incentive Scheme in accordance with the annual appraisal arrangement and the appraisal year at individual level shall be consistent with the appraisal year at company level.

VII. APPRAISAL PROCEDURES

The Company's human resources department and finance department shall, under the guidance of the remuneration committee of the Board, be responsible for specific appraisal work, preserve the appraisal results, prepare an appraisal report on the basis of the results and submit to the remuneration committee of the Board. The remuneration committee of the Board shall determine the unlocking qualification and number of the shares to be unlocked of the Participants in accordance with the appraisal report.

In order to implement the annual individual performance appraisal work, in accordance with the principle of hierarchical management, the performance contract shall be entered into at different levels to determine the performance appraisal target value, scoring methods and appraisal results of the Participants, and the specific implementation shall be in accordance with the relevant regulations of the Company.

After the end of each year, the annual appraisal results of the Participants shall be hierarchically submitted.

VIII. FEEDBACK AND APPLICATION OF APPRAISAL RESULTS

(I) Feedback on Appraisal Results and Complaint

1. The Participant shall have the right to be informed of his/her appraisal results. The appraisal results shall be fed back from the higher to the lower levels within 5 business days from the completion of the appraisal.

2. In the event that the Participant has any objection to the appraisal results, he/she may file a complaint with the higher-level unit within 5 business days after receiving the notice of the appraisal results. The higher-level unit may re-check its appraisal results according to the actual situation, revise the appraisal results based on its review and inform the Participant of the results.

3. The appraisal results serve as the basis for unlocking the Restricted Shares.

(II) Filing of Appraisal Results

After the appraisal, the human resources department of the Company shall keep and file the appraisal results as confidential information for a period of no less than 5 years.

IX. SUPPLEMENTARY PROVISIONS

The Board shall be responsible for the formulation, interpretation and modification of the Measures, which shall become effective upon approval by the shareholders' general meeting of the Company.

The Board of Aluminum Corporation of China Limited*

22 December 2021

To ensure the smooth implementation of the Restricted Share Incentive Scheme of the Company, the Board proposes to the shareholders' general meetings to authorize the Board to handle the following relevant matters relating to the Restricted Share Incentive Scheme of the Company:

1. To propose to the shareholders' general meetings to authorize the Board to be responsible for the following matters in relation to the implementation of the Incentive Scheme:

   (1) to authorize the Board to determine the Grant Date under the Restricted Share Incentive Scheme;

   (2) to authorize the Board to make corresponding adjustments to the number of Restricted Shares and the number of underlying shares involved in accordance with the method prescribed in the Restricted Share Incentive Scheme in the event of conversion of capital reserve into share capital, bonus issue, share split or consolidation or rights issue;

   (3) to authorize the Board to make corresponding adjustments to the Grant Price in accordance with the method prescribed in the Restricted Share Incentive Scheme in the event of conversion of capital reserve into share capital, bonus issue, share split or consolidation, rights issue, dividend distribution, etc;

   (4) to authorize the Board, in the event that a Participant under the first grant has for any reason renounced the Restricted Shares proposed to be granted to him/her by the Company, to adjust the number of such Restricted Shares to be reserved, with the proportion of Restricted Shares reserved after the adjustment not exceeding 20% of the total number of Restricted Shares under the Share Incentive Scheme;

   (5) to authorize the Board to grant Restricted Shares to the Participants when they meet conditions and handle all matters required for the grant of Restricted Shares, including signing relevant agreements on share incentive with the Participants;

   (6) to authorize the Board to review and confirm the unlocking qualification and conditions of the Participants and permit the Board to grant such right to the remuneration committee to exercise;

   (7) to authorize the Board to determine whether the Restricted Shares held by the Participants can be unlocked;

(8) to authorize the Board to handle all matters required for unlocking for the Participants, including but not limited to making application to the stock exchange for unlocking, making application to securities registration and clearing company for registration and clearing services, amending the Articles of Association and registering the change in registered capital of the Company;

(9) to authorize the Board to handle matters in relation to the lock-up of the Restricted Shares not yet unlocked;

(10) to authorize the Board to handle the changes and termination of restricted share incentive plans in accordance with the provisions of the 2021 Restricted Share Incentive Scheme, including but not limited to canceling the qualification of the Participants to unlock, repurchasing the Restricted Shares granted to the Participants but not yet unlocked, handling the inheritance of the unlocked Restricted Shares that a deceased Participant holds, and terminating the Restricted Share Incentive Scheme of the Company;

(11) to authorize the Board to manage the Restricted Share Incentive Scheme, and from time to time formulate or amend the management and implementation rules of the Scheme, subject to compliance with the terms of the Scheme. However, if such amendments are subject to approval at the shareholders' general meetings or/and by relevant regulatory authorities under the requirements of laws, regulations or relevant regulatory authorities, such amendments by the Board shall be subject to such approvals;

(12) to authorize the Board to allocate and adjust the total amount of Restricted Shares among the Participants in accordance with the established methodology and procedures;

(13) to authorize the Board to remove or replace the samples of benchmarking companies for performance assessment under the Incentive Scheme in accordance with the provisions of the Incentive Scheme and based on the changes in the benchmarking companies;

(14) to authorize the Board to implement all other necessary matters in connection with the Restricted Share Incentive Scheme, except for such rights as expressly required under the relevant documents to be exercised by the shareholders' general meetings.

2. To propose to the shareholders' general meetings of the Company to authorize the Board to complete procedures with relevant governments and authorities in relation to the Share Incentive Scheme including examination, registration, filing, approval and consent; to sign, execute, amend and complete documents submitted to relevant governments, authorities, organizations, and individuals; to amend the Articles of Association and handle the registration of the change in registered capital of the Company; and to carry out all actions deemed to be necessary, appropriate, or expedient in relation to the Share Incentive Scheme.

3. To propose to the shareholders' general meetings to authorize the Board to engage intermediaries, such as financial adviser, receiving bank, accountants, lawyers or securities companies, for the implementation of the Incentive Scheme, and to approve the Board to authorize the management to handle the aforesaid specific matters.

4. To propose to the shareholders' general meetings of the Company to approve the period of authorization granted to the Board which shall be the same as the valid period of the Share Incentive Scheme.

Among the authorization matters mentioned above, save for the matters that are specifically required by the laws, administrative regulations, rules of the CSRC, regulatory documents, the Share Incentive Scheme, or the Articles of Association of the Company to be approved by the Board through resolutions, other matters can be directly exercised on behalf of the Board by the chairman of the Board or appropriate persons authorized thereby.

1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures

Name	Position in the Company	Nature of interest	Number of A Shares held in the Company	Percentage of the total issued A Shares of the Company
Jiang Tao	Executive Director and Vice President of the Company	Interest of spouse[Note]	4,000 shares	0.000031%

Note: Ms. Shi Biqiong, the spouse of Mr. Jiang Tao, directly holds 4,000 A Shares in the Company. By virtue of the SFO, Mr. Jiang Tao was deemed to be interested in 4,000 A Shares of the Company held by Ms. Shi Biqiong.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive of the Company or their respective associates had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Liu Jianping and Mr. Zhang Jilong, being the Directors of the Company, concurrently hold positions in Chinalco. Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial Shareholders' and Other Persons' Interests and Short Positions in the Shares and Underlying Shares

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Supervisors and the chief executive of the Company) had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial Shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A Shares	5,295,895,019(L)[Note 1]	Beneficial owner/Interests of controlled corporation	40.49%(L)	31.11%(L)
	H Shares	178,590,000(L)[Note 1]	Interests of controlled corporation	4.53%(L)	1.05%(L)
BlackRock, Inc.	H Shares	335,323,085(L)[Note 2]	Interests of controlled corporation	8.50%(L)	1.97%(L)
		2,088,000(S)[Note 2]	Interests of controlled corporation	0.05%(S)	0.01%(S)
Citigroup Inc.	H Shares	284,724,553(L)[Note 3]	Interests of controlled corporation/ Approved lending agent	7.21%(L)	1.67%(L)
		17,723,199(S)[Note 3]	Interests of controlled corporation	0.44%(S)	0.10%(S)
		110,689,660(P)[Note 3]	Approved lending agent	2.80%(P)	0.65%(P)
UBS Group AG	H Shares	280,609,550(L)[Note 4]	Interests of controlled corporation	7.11%(L)	1.65%(L)
		175,175,102(S)[Note 4]	Interests of controlled corporation	4.44%(S)	1.03%(S)
Brown Brothers Harriman & Co.	H Shares	198,003,860(L)	Approved lending agent	5.02%(L)	1.16%(L)
		198,003,860(P)	Approved lending agent	5.02%(P)	1.16%(P)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H Shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A Shares directly held by Chinalco, and an aggregate interest of 245,518,049 A Shares and 178,590,000 H Shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業集團有限責任公司) and 7,140,254 A Shares held by Chinalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司), and 178,590,000 H Shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

2. These interests were held by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H Shares, 90,000 H Shares were held as derivatives; among the aggregate interests in the short position in H Shares, 1,770,000 H Shares were held as derivatives.

3. These interests were held directly by various corporations controlled by Citigroup Inc.. Among the aggregate interests in the long position in H Shares, 20,737,725 H Shares were held as derivatives; and among the aggregate interests in the short position in H Shares, 569,000 H Shares were held as derivatives.

4. These interests were held directly by various corporations controlled by UBS Group AG. Among the aggregate interests in the long position in H Shares, 173,732,038 H Shares were held as derivatives; and among the aggregate interests in the short position in H Shares, 89,664,914 H Shares were held as derivatives.

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Supervisors and the chief executive of the Company, whose interests are set out in the section "Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2020, being the date to which the latest published audited accounts of the Company were made up.

4. EXPERT AND CONSENT

VBG Capital, has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion herein of its letter and references to its name in the form and context in which it is included in this supplemental circular.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this supplemental circular:

Name	Qualification	Date of conclusion or opinion
VBG Capital	A licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO	7 March 2022

As at the Latest Practicable Date, VBG Capital was not beneficially interested in the equity interest of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate other persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, VBG Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2020, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2020 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or Supervisors of the Company was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined in the Hong Kong Listing Rules) had any interest in any businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling Shareholder).

8. MISCELLANEOUS

(1) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(2) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(3) The Chinese text of Appendix I to III of this supplemental circular shall prevail over the English text in the case of inconsistency.

9. DOCUMENTS AVAILABLE FOR DISPLAY

Copies of the following documents will be published on the website of the Hong Kong Stock Exchange (https://www.hkexnews.hk) and the website of the Company (http://www.chalco.com.cn) from the date of this supplemental circular up to and including 20 March 2022:

(1) the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(2) the letter from VBG Capital, the text of which is set out in this supplemental circular;

(3) the written consent of VBG Capital as referred to in this Appendix; and

(4) the 2021 Restricted Share Incentive Scheme (Draft) of Aluminum Corporation of China Limited*, the text of which is set out in this supplemental circular.